Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Securities and Exchange Commission File No.82-2963

07026286

Group Secretariat

15th August 2007

RECEIVED
2007 AUG 27 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of each of two announcements both issued on 15th August 2007 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

www.jardines.com
Incorporated in Bermuda with limited liability

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Not for release, publication or distribution, in Canada (other than the Province of Ontario), Japan, Malaysia or South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Jardine Matheson Launches Tender Offer to Repurchase Shares

15th August 2007 – Jardine Matheson Holdings Limited today announced that it intended to return cash to shareholders through a Tender Offer for the repurchase of part of its outstanding share capital. The proposal gives shareholders the choice between selling Shares at a premium to the recent market price and increasing their proportionate stake in the Company by retaining their Shares.

Under the Tender Offer, tenders are being invited in the range of US$24.00 to US$25.00 per Share. The price range represents a premium of up to 10.6 per cent. over the closing price of the Shares on the Singapore Exchange on 14th August 2007 and a premium of up to 9.9 per cent. over the average closing price of the Shares on the Singapore Exchange for the five market days immediately prior to the announcement of the Tender Offer.

The Tender Offer will be for up to 10,416,666 Shares (representing approximately 1.7 per cent. of the Company's issued share capital) at a cost of up to US$250 million. Up to a further 10,416,666 additional Shares (representing approximately 1.7 per cent. of the Company's issued share capital) may be repurchased at a cost of up to US$250 million depending upon the outcome of the JS Tender Offer referred to below.

Jardine Matheson is simultaneously making a tender offer for up to 17,857,142 shares in Jardine Strategic Holdings Limited ('Jardine Strategic') at a cost of up to US$250 million (being the JS Tender Offer). The repurchase of additional Shares in Jardine Matheson under the Tender Offer will be subject to the availability of funds that are not utilized by the Company to acquire Jardine Strategic shares under the JS Tender Offer to Jardine Strategic shareholders.

Jardine Matheson intends to pay out an aggregate total of up to US$500 million under the two Tender Offers.

- more -

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

Background to and Reasons for the Tender Offer

As part of the strategic capital allocation within the Jardine Matheson Group, purchases or repurchases of shares in Group companies are made when favourable stock market conditions arise. This policy enables the Jardine Matheson Group to concentrate its resources on its principal businesses, as well as enhancing earnings per share or net asset value per share.

Against this background, it is considered appropriate to make a tender offer to shareholders to repurchase Shares in the Company. The principal benefits of the Tender Offer are as follows:

- It gives shareholders the choice to sell Shares at a premium to the recent market price, free of commissions and dealing charges, or to increase their proportionate stake in the Company by retaining their holdings.
- It is expected to enhance earnings per Share and market adjusted net asset value per Share.

The Company has no intention of making a further tender offer to shareholders at a price above the Strike Price in the year ahead.

Further Terms of the Tender Offer

Full details of the Tender Offer, including the terms and conditions on which it is being made, are set out in a circular which will be posted to shareholders on 20th August 2007. The Tender Offer will close on 18th September 2007.

The Tender Offer is available to all Registered Shareholders with registered addresses outside Canada (other than the Province of Ontario), Japan, Malaysia and South Africa. In addition, the Tender Offer will also be available to depositors holding Shares through the CDP scripless system in Singapore.

As the date of Closing of the Tender Offer is after the record date for the interim dividend declared on 15th August 2007, holders of successfully tendered Shares at the record date for the interim dividend will still be entitled to receive the dividend. All Shares repurchased by the Company under the Tender Offer will be cancelled.

JS Tender Offer

Jardine Matheson has announced that it is to make the JS Tender Offer pursuant to which shareholders in Jardine Strategic are being invited to tender Jardine Strategic shares in the range of US$14.00 to US$14.50 per share representing a premium of up to 9.5 per cent. over the average closing price of the shares on the Singapore Exchange for the five market days immediately prior to the announcement of the JS Tender Offer. The Company is offering to acquire up to 17,857,142 Jardine Strategic shares representing 1.7 per cent. of its current issued share capital pursuant to the JS Tender Offer at a cost of up to US$250 million.

In addition, the Company has announced that it will acquire up to a further 17,857,142 Jardine Strategic shares under the JS Tender Offer representing 1.7 per cent. of its current issued share capital in the event that less than the Authorized Number of Shares are validly tendered under the Tender Offer to repurchase Jardine Matheson Shares thereby leaving surplus funds available.

Jardine Strategic

Jardine Strategic has advised that it has no present intention of tendering its Shares under the Tender Offer in respect of its holding of approximately 329 million Shares representing approximately 53 per cent. of the current issued share capital of Jardine Matheson. If 10,416,666 Shares are repurchased, Jardine Strategic's shareholding in Jardine Matheson would increase to approximately 54 per cent. of the issued share capital of Jardine Matheson; and, if the 10,416,666 additional Shares are repurchased, Jardine Strategic's shareholding in Jardine Matheson would increase to approximately 55 per cent. of the issued share capital of Jardine Matheson.

Interim Results

On 15th August 2007, the Company announced its interim results for the six months ended 30th June 2007. The announcement contains an operational review of the Jardine Matheson Group businesses for the first half of 2007 and discusses the outlook for the remainder of the year, and can be found on the Company's website at 'www.jardines.com'.

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels, financial services and insurance broking.

- end -

This announcement is not intended to and does not constitute an offer or invitation to purchase any securities pursuant to the Tender Offer or otherwise. The Tender Offer will be made solely through the Tender Offer Document, which will contain the full terms and conditions of the Tender Offer. Any decision to tender Shares should be made only on the basis of the information in the Tender Offer Document.

The release, publication or distribution of this announcement is prohibited in Canada (other than the Province of Ontario), Japan, Malaysia or South Africa and the release, publication or distribution of this announcement in other jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any such jurisdiction should inform themselves about, and observe, any applicable requirements.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Nick Bradbury (852) 2501 7910

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Not for release, publication or distribution, in Canada (other than the Province of Ontario), Japan, Malaysia or South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Jardine Matheson Launches Tender Offer to Purchase Shares in Jardine Strategic

15th August 2007 – Jardine Matheson Holdings Limited today announced its intention to make a tender offer for the purchase of up to 1.7 per cent. of the issued share capital of Jardine Strategic Holdings Limited ('Jardine Strategic') with the possibility of acquiring up to an additional 1.7 per cent.

Under the Tender Offer, tenders are being invited in the range of US$14.00 to US$14.50 per Share. The price range represents a premium of up to 8.2 per cent. over the closing price of the Shares on the Singapore Exchange on 14th August 2007 and a premium of up to 9.5 per cent. over the average closing price of the Shares on the Singapore Exchange for the five market days immediately prior to the announcement of the Tender Offer.

The Tender Offer will be for up to 17,857,142 Shares (representing approximately 1.7 per cent. of the Jardine Strategic's issued share capital) at a cost of up to US$250 million. Up to a further 17,857,142 additional Shares representing approximately 1.7 per cent. of Jardine Strategic's issued share capital may be purchased at a cost of up to US$250 million depending upon the outcome of the JM Tender Offer referred to below.

Jardine Matheson is simultaneously making a tender offer to repurchase up to 10,416,666 of its own shares at a cost of up to US$250 million (being the JM Tender Offer). The purchase of additional Shares in Jardine Strategic under the Tender Offer will be subject to the availability of funds that are not utilized by Jardine Matheson to repurchase Jardine Matheson shares under the JM Tender Offer.

Jardine Matheson intends to pay out an aggregate total of up to US$500 million under the two Tender Offers.

- more -

Background to and Reasons for the Tender Offer

As part of the strategic capital allocation within the Jardine Matheson Group, purchases or repurchases of shares in Group companies are made when favourable stock market conditions arise. This policy enables the Jardine Matheson Group to concentrate its resources on its principal businesses, as well as enhancing earnings per share or net asset value per share.

Against this background, it is considered appropriate to make a tender offer to purchase Jardine Strategic Shares.

The Tender Offer provides shareholders in Jardine Strategic with the opportunity to either sell Shares at a premium to the recent market price, free of commissions and dealing charges, or to maintain their proportionate stake in Jardine Strategic by retaining their holdings.

Jardine Matheson has no intention of making a further tender offer to Jardine Strategic shareholders at a price above the Strike Price in the year ahead.

Further Terms of the Tender Offer

Full details of the Tender Offer, including the terms and conditions on which it is being made, are set out in a circular which will be posted to shareholders on 20th August 2007. The Tender Offer will close on 18th September 2007.

The Tender Offer is available to all Registered Shareholders of Jardine Strategic with registered addresses outside Canada (other than the Province of Ontario), Japan, Malaysia and South Africa. In addition, the Tender Offer will also be available to depositors holding Shares through the CDP scripless system in Singapore.

As the date of Closing of the Tender Offer is after the record date for the interim dividend declared on 15th August 2007, holders of successfully tendered Shares at the record date for the interim dividend will still be entitled to receive the dividend.

JM Tender Offer

Jardine Matheson has also announced that it is to make the JM Tender Offer pursuant to which shareholders in Jardine Matheson are being invited to tender Jardine Matheson shares in the range of US$24.00 to US$25.00 per share representing a premium of up to 9.9 per cent. over the average closing price of the shares on the Singapore Exchange for the five market days immediately prior to the announcement of the JM Tender Offer. Jardine Matheson is offering to acquire up to 10.4 million shares pursuant to the JM Tender Offer representing approximately 1.7 per cent. of its current issued share capital at a cost of up to US$250 million.

In addition, Jardine Matheson has announced that it will acquire up to a further 10.4 million Jardine Matheson shares under the JM Tender Offer representing approximately 1.7 per cent. of its current issued share capital in the event that less than the Authorized Number of Shares are validly tendered under the Tender Offer for Jardine Strategic Shares thereby leaving surplus funds available.

Any Jardine Matheson shares acquired pursuant to the JM Tender Offer will be cancelled. Jardine Strategic has indicated that it has no present intention of participating in the JM Tender Offer.

Jardine Matheson

Jardine Strategic is a member of the Jardine Matheson Group. Jardine Matheson currently holds 79.9 per cent. of Jardine Strategic's current issued share capital. Jardine Matheson will not tender any of its Jardine Strategic shares into the Tender Offer. If 17,857,142 Shares are purchased, Jardine Matheson's interest in Jardine Strategic would increase to 81.5 per cent. of the issued share capital of Jardine Strategic, and, if the additional 17,857,142 Shares are purchased, Jardine Matheson's interest in Jardine Strategic would increase to 83.2 per cent. of the issued share capital of Jardine Strategic. Jardine Strategic is committed to ensuring the maintenance of a free float of 15 per cent. or more of its issued share capital.

Interim Results

On 15th August 2007, Jardine Strategic announced its interim results for the six months ended 30th June 2007. The interim results announcement contains an operational review of Jardine Strategic and its subsidiary undertakings and associates for the first half of 2007 and discusses the outlook for the remainder of the year, and can be found on the company's website at 'www.jardines.com'.

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels, financial services and insurance broking.

- end -

This announcement is not intended to and does not constitute an offer or invitation to purchase any securities pursuant to the Tender Offer or otherwise. The Tender Offer will be made solely through the Tender Offer Document, which will contain the full terms and conditions of the Tender Offer. Any decision to tender Shares should be made only on the basis of the information in the Tender Offer Document.

The release, publication or distribution of this announcement is prohibited in Canada (other than the Province of Ontario), Japan, Malaysia or South Africa and the release, publication or distribution of this announcement in other jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any such jurisdiction should inform themselves about, and observe, any applicable requirements.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Nick Bradbury (852) 2501 7910

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.

Jardines

Jardine Matheson Limited
...ouse
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

BY AIRMAIL

15th August 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of the 2007 Interim Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Press/JMHJSH2k70815interim/p.1]

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

15th August 2007
For immediate release

The following announcement was issued today to a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom.

Jardine Matheson Holdings Limited
Interim Results for the Six Months ended 30th June 2007

Highlights

- Strong growth in underlying earnings per share*
- Good performances from all Group companies
- Hongkong Land property portfolio value up 10%
- Increase in proportion of dividend payable at the interim

"The exceptional level of profit growth in the first half of 2007 was to some extent flattered by comparison with a relatively weak start to the previous year. While the pace of increase for the full year will inevitably slow, the overall outlook remains positive provided the current benign environment persists."

Henry Keswick, *Chairman*
15th August 2007

Results

	(unaudited) Six months ended 30th June		
	2007 US$m	2006 US$m	Change %
Underlying profit attributable to shareholders*	**320**	228	+41
Profit attributable to shareholders	**793**	550	+44
Shareholders' funds†	**7,362**	6,594	+12
	US$	US$	%
Underlying earnings per share*	**0.90**	0.65	+38
Earnings per share	**2.24**	1.57	+43
Interim dividend per share (rebalanced)	**0.20**	0.10	+100

* The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described in note 8 to the condensed financial statements. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

† At 30th June 2007 and 31st December 2006, respectively.

The interim dividend of US¢20.00 per share will be payable on 24th October 2007 to shareholders on the register of members at the close of business on 31st August 2007 and will be available in cash with a scrip alternative. The ex-dividend date will be on 29th August 2007, and the share registers will be closed from 3rd to 7th September 2007, inclusive.

- more -

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

Jardine Matheson Holdings Limited
Interim Results for the Six Months ended 30th June 2007

Overview

Most of the Group's businesses recorded good results, benefiting from the positive economic environment that prevailed in Asian markets.

Performance

The Company's underlying profit attributable to shareholders for the first six months of 2007 was US$320 million, up 41% over the same period in 2006. Underlying earnings per share were 38% higher at US$0.90. The turnover of the Group, including 100% of the turnover of associates and joint ventures, was US$14.9 billion, compared to US$13.0 billion in the first half of 2006.

Non-trading items include a net gain of US$396 million arising from a further increase in investment property values during the period, compared with a US$287 million gain in 2006. This has been taken through the profit and loss account. Non-trading items also include profits arising on the restructuring of Jardine Lloyd Thompson's French associate and the disposal by Jardine Strategic of part of its shareholding in Butterfield Bank. After non-trading items, the Company's profit attributable to shareholders was US$793 million.

Of the Group's wholly-owned subsidiaries, Jardine Pacific's result improved, with satisfactory profit growth in many of its operations, and Jardine Motors also produced increased earnings. Among the Group's major quoted subsidiaries, Dairy Farm posted another good result with all its major retail formats performing well; Mandarin Oriental benefited from healthy markets and a full contribution from its renovated Hong Kong property to report an outstanding profit increase; and Jardine Cycle & Carriage's earnings were sharply higher as the recovery in Indonesia boosted Astra's results. Among the Group's equity-accounted affiliates, Hongkong Land's contribution rose significantly as positive rental reversions continued in its prime commercial portfolios, and Jardine Lloyd Thompson reported improved figures based on firm cost control. The Group's results were also helped by an enhanced contribution from its stake in Rothschilds Continuation Holdings and by lower financing charges.

The Board has decided to rebalance the proportion of the dividend payable at the half year to represent approximately one third of the total dividend payable for the year. Accordingly an interim dividend of US¢20.00 per share has been declared, an increase of 100%.

- more -

Business Activity

Most of Jardine Pacific's businesses produced improved profit performances in the first half of 2007, with the exception of its aviation and shipping operations. HACTL saw only a modest growth in cargo volumes during the period, while its medium-term profitability remains uncertain due to the additional capacity that will be coming available at Hong Kong's airport in 2011.

Jardine Motors achieved good levels of sales in its Mercedes-Benz operations in Hong Kong, Macau and Southern China. Its UK businesses also performed satisfactorily, and recorded gains on property disposals. The group's results for the full year, however, are unlikely to reach those achieved in 2006 as they will not enjoy favourable pension adjustments or the same level of property gains.

Dairy Farm has continued to build scale in its major markets across Asia with further store openings in all formats; the group now operates 57 hypermarkets in Southeast Asia. The expansion of its 7-Eleven chain in Southern China gathered pace in June with the acquisition and re-branding of a convenience store chain in Guangdong. Dairy Farm is now established in Vietnam, with its first four stores laying the foundation for a more substantial business, while in India its supermarket and health & beauty joint ventures continue to make progress. The company has announced plans for a special dividend, which its strong cash position will enable it to pay without impairing its development programme.

Mandarin Oriental's results have benefited from higher average room rates in its key markets together with a full contribution from its freshly-renovated flagship hotel in Hong Kong. The strength of its brand continues to attract interest from owners and developers, and the group now has 16 hotels under development following the announcement of five new projects during the first half of the year. These include a 241-room hotel in the headquarters of China Central Television in Beijing and a 150-room property in central Paris.

The continued improvement in the Indonesian economy led to enhanced results from Jardine Cycle & Carriage's 50.1%-held subsidiary, Astra, where motor vehicle sales rose significantly, although motorcycle sales showed only marginal growth in the face of keen competition. Astra's financial services businesses and palm oil operations are performing well, and United Tractors achieved profit growth despite its coal mining activities experiencing a poor start to the year. Jardine Cycle & Carriage's directly held motor dealership interests also reported an increased contribution.

Robust commercial property markets in Hong Kong and Singapore enabled Hongkong Land to achieve a significant increase in both earnings and capital values. Construction is under way at the group's latest joint venture development in Singapore, Marina Bay Financial Centre, which is scheduled for phased completion from 2010. Hongkong Land's residential

developments in Hong Kong, Macau, mainland China and Singapore are progressing on target, while its Singapore subsidiary, MCL Land, experienced strong demand on the launch of three new residential projects.

Jardine Lloyd Thompson faced continued downward pressure on insurance rates and further weakness in the US dollar in the first half, which particularly affected its London market and reinsurance operations. It did well to record an increase in underlying trading profit from continuing operations, primarily due to margin improvement arising from tight cost control.

Rothschild's investment banking business produced record revenues in a positive business environment. The group has recently announced a reorganization of its shareholding interests to consolidate its French banking activities within the same holding structure as N.M. Rothschild & Sons under Rothschilds Continuation Holdings.

Outlook

In conclusion, the Chairman, Henry Keswick said, "The exceptional level of profit growth in the first half of 2007 was to some extent flattered by comparison with a relatively weak start to the previous year. While the pace of increase for the full year will inevitably slow, the overall outlook remains positive provided the current benign environment persists."

- more -

Operating Review

Jardine Pacific

Jardine Pacific's underlying profit from continuing businesses for the first half of 2007 increased by 16% to US$53 million with further strong performances from Jardine Restaurants and Gammon.

HACTL's result was little changed as the increase in cargo throughput in the first half was only 1%. JARDINE AVIATION SERVICES' earnings declined due to reduced flight frequencies and higher operating costs. JARDINE SHIPPING SERVICES established a joint venture with a long-term liner principal, UASC, which led to an initial reduction in the contribution from the transferred business, although the effect on the company was largely offset by increased activity and firmer rates.

GAMMON continued to perform well in Hong Kong and Macau in the first half of the year. JARDINE SCHINDLER's earnings rose due to an improved performance from its existing installation portfolio, while JEC recorded a higher profit with increased contributions from Thailand and the Philippines.

JARDINE RESTAURANTS achieved significant earnings growth from its Pizza Hut operation in Hong Kong. JARDINE ONESOLUTION recorded a 12% increase in sales, which led to higher profits from most of its operations. ROOMPLUS, a self storage business in Hong Kong, recorded a small loss, although its occupancy levels have shown improvement. The group's interest in COLLIERS HALIFAX, a property services joint venture in Japan, was sold to Hongkong Land in early June.

Jardine Pacific's businesses are expected to produce steady performances in the second half of the year.

Jardine Motors Group

Jardine Motors' underlying profit from continuing businesses for the first half of 2007 was US$34 million, up 21%.

Zung Fu's new Mercedes-Benz car deliveries remained strong in Hong Kong, although below the level achieved in the same period last year following the successful launch of the new S-Class. Its service centres continued to perform well, but the Hyundai passenger car franchise recorded a small loss in a very competitive market segment. The performance of the Mercedes-Benz dealership in Macau improved with a good build-up of its order book.

The Mercedes-Benz dealerships in Southern China continued their profitable growth with a significant increase in new car deliveries, while the aftersales business also achieved higher volumes.

The group's businesses in the United Kingdom benefited from a satisfactory new car market, the acquisition in January of an Audi dealership group and gains arising from the disposal of a property and a dealership. The resulting growth in earnings was enhanced further upon translation into US dollars.

Overall, however, it is unlikely that Jardine Motors will achieve the same level of earnings in 2007 as in 2006, when the group benefited from one-off pension and property gains.

Jardine Lloyd Thompson

Against a background of increasingly challenging trading conditions Jardine Lloyd Thompson's turnover for its continuing operations, following disposals in the United States, was marginally ahead for the first six months at US$484 million.

The results of the actions to raise efficiency taken by management over the last 18 months are beginning to be seen. Underlying trading margin improved to 17% from 15%, following a reduction in operating costs, and underlying trading profit from continuing operations was up 10% at US$80 million.

Jardine Lloyd Thompson's Risk & Insurance group produced a modest growth in turnover notwithstanding continued pressure on rates, intense competition and further weakness in the US dollar, which particularly affected the London market and reinsurance operations. Its Employee Benefits business in the United Kingdom continued to make steady progress and produced an improved trading margin on a turnover up 5%.

The continuing deterioration in insurance markets and the dollar-sterling exchange rate will restrict growth in Jardine Lloyd Thompson's results for the full year.

Hongkong Land

Continued strength in the commercial property markets in Hong Kong and Singapore and lower financing charges enabled Hongkong Land to increase underlying profit by 32% to US$155 million. A 10% improvement in capital values was recorded over the period.

Competition for prime Central district office space in Hong Kong continues, driven primarily by the financial services sector and underpinned by tight supply. Vacancy in Hongkong Land's office portfolio at the end of June was 3%. The group's retail portfolio is also benefiting from high demand and is fully leased.

The strength of the financial services sector in Singapore is also behind the demand for high quality office space. The recently completed One Raffles Quay, developed by a consortium in which Hongkong Land holds a one-third interest, has established itself as the leading office building in Singapore's prime business district. The same consortium has now begun construction of the larger Marina Bay Financial Centre.

Hongkong Land has a number of residential projects under development in Hong Kong, Macau, mainland China and Singapore, which will contribute to its results upon their completion over the next few years. Singapore subsidiary, MCL Land, had an active first half in which it successfully launched three residential projects and secured three additional development sites. The level of its profit recognition on developments in 2007 will depend on whether a 421-unit project completes before the year end or in early 2008.

The outlook for Hongkong Land for the remainder of the year is encouraging as it will continue to benefit from positive rental reversions in its key markets.

Dairy Farm

Dairy Farm performed well in the first half of 2007 as it benefited from favourable trading environments in its major markets. Sales, including those of associates, increased by 11% to US$3.2 billion, and underlying profit for the period was 17% higher at US$101 million.

Dairy Farm's North Asian businesses performed well with improved results from retail banners in Hong Kong and Macau. In Taiwan, its supermarket operation traded in line with last year in a highly competitive market, but IKEA's results remain below expectations. The group now operates over 400 7-Eleven outlets in Southern China following the acquisition and re-branding of a convenience store chain in Guangdong. Hong Kong restaurant associate, Maxim's, enjoyed good growth as its fast food operations continued to recover.

Sales and profit in East Asia grew following another good performance from Malaysia, where there was further expansion in all formats, particularly in East Malaysia. Earnings in Indonesia, however, remained unsatisfactory and management changes were made to address the issues. The group has entered the Vietnamese market with the acquisition of four supermarkets.

In South Asia sales rose 16%, but operating profit was only marginally higher as the contribution from Singapore was affected by expenses incurred in the relocation of its head office and distribution centre, and costs in establishing two new Giant hypermarkets. The group's supermarket and health and beauty joint ventures in India added 14 outlets, while the remodelling of older stores is progressing. In Thailand, 13 health and beauty stores are now being operated in Greater Bangkok.

- more -

Dairy Farm's retail businesses continue to enjoy leading positions in their market sectors, and the prospects for the remainder of the year are positive.

Mandarin Oriental

Conditions in Mandarin Oriental's key markets remained strong in the first half of 2007. Increases in average room rates together with a full contribution from the newly-renovated Mandarin Oriental, Hong Kong enabled the group to achieve a significant improvement in earnings. Underlying profit rose 150% to US$34 million. The net result benefited from a US$16 million gain arising on the sale of half of its 50% equity interest in Mandarin Oriental, New York.

Mandarin Oriental, Hong Kong achieved a higher average room rate following its refurbishment, and The Excelsior, Hong Kong also produced good growth in room rate. The contribution from hotels in London and Geneva was higher due to the strengthening of occupancy and room rates, while in the United States, its Washington D.C. property continued to improve. Despite the reduced investment in its New York property, contribution from associates and joint ventures also increased.

Excellent progress was made in Mandarin Oriental's expansion programme with the announcement of five projects during the first half of 2007. The group now has 16 hotels under development and, with the exception of Paris, these will be management contracts requiring little or no investment from the group. Eight will also incorporate a 'residences' component. Mandarin Oriental has some 9,800 rooms in operation or planned, and its geographic spread has increased significantly with more than half of its portfolio outside of Asia.

Mandarin Oriental is expected to continue to experience favourable conditions during the remainder of the year.

Jardine Cycle & Carriage

Jardine Cycle & Carriage achieved a good level of profit growth in the first half of 2007 as the businesses of its 50.1%-held subsidiary, Astra, benefited from the continued strengthening of the Indonesian economy. Underlying profit for the six months increased by 56% to US$152 million.

Astra's contribution was 46% higher at US$147 million, enhanced in part by a stronger Rupiah. Improved earnings were achieved in its automotive, financial services, palm oil and heavy equipment activities.

The contribution to Jardine Cycle & Carriage from its directly held motor operations rose 43% to US$19 million. In Singapore, its operations produced a good result, supported by

strong demand for Mercedes-Benz passenger cars. Indonesian associate, Tunas Ridean, performed well in line with the strong market, but Cycle & Carriage Bintang continued to struggle as trading conditions in the Malaysian automotive sector remained difficult.

The encouraging performances in most of Jardine Cycle & Carriage's key businesses are expected to continue for the remainder of the year, although the motorcycle sector in Indonesia will remain challenging for Astra.

Astra International

Astra performed well as the Indonesian automotive market continued to recover, particularly in the motor vehicle sector which has seen a greater decline in 2006 than motorcycles. The wholesale motor vehicle market grew by 32% to 197,300 units in the first six months of the year. Astra's motor vehicle sales also increased, but at the lower rate of 25% to 104,300 units. This led to its market share reducing from 56% to 53%. Sales in the wholesale motorcycle market in Indonesia rose 17% during the same period, reaching 2.1 million units. In the face of keen competition, however, Astra's wholesale motorcycle sales were only marginally higher at 923,400 units and its market share fell from 50% to 44%.

Astra's financial services activities benefited from the growth in the automotive market, while Bank Permata performed well due to the higher net interest margins achieved. Astra Agro Lestari's earnings were strongly ahead following a 56% increase in crude palm oil prices, which more than offset the effects of a 12% decline in production. United Tractors produced a modest growth in earnings as a 57% increase in unit sales of Komatsu equipment compensated for lower contribution from its coal mining subsidiary, Pamapersada Nusantara, resulting from adverse weather conditions and operational interruptions.

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Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account

	(unaudited) Six months ended 30th June 2007			(unaudited) Six months ended 30th June 2006			Year ended 31st December 2006		
	Underlying business performance	Non-trading items	Total	Underlying business performance	Non-trading items	Total	Underlying business performance	Non-trading items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Revenue *(note 2)*	**9,189**	**-**	**9,189**	7,878	-	7,878	16,281	-	16,281
Net operating costs *(note 3)*	**(8,543)**	**94**	**(8,449)**	(7,439)	97	(7,342)	(15,274)	302	(14,972)
Operating profit *(note 4)*	**646**	**94**	**740**	439	97	536	1,007	302	1,309
Financing charges	**(127)**	**-**	**(127)**	(110)	-	(110)	(234)	-	(234)
Financing income	**68**	**-**	**68**	46	-	46	102	-	102
Net financing charges	**(59)**	**-**	**(59)**	(64)	-	(64)	(132)	-	(132)
Share of results of associates and joint ventures *(note 5)*	**257**	**510**	**767**	205	363	568	439	748	1,187
Profit before tax	**844**	**604**	**1,448**	580	460	1,040	1,314	1,050	2,364
Tax *(note 6)*	**(174)**	**(11)**	**(185)**	(111)	(46)	(157)	(252)	(58)	(310)
Profit after tax	**670**	**593**	**1,263**	469	414	883	1,062	992	2,054
Attributable to:									
Shareholders of the Company	**320**	**473**	**793**	228	322	550	533	815	1,348
Minority interests	**350**	**120**	**470**	241	92	333	529	177	706
	670	**593**	**1,263**	469	414	883	1,062	992	2,054
	US$		**US$**	US$		US$	US$		US$
Earnings per share *(note 7)*									
- basic	**0.90**		**2.24**	0.65		1.57	1.52		3.83
- diluted	**0.90**		**2.19**	0.65		1.53	1.51		3.75

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Jardine Matheson Holdings Limited
Consolidated Balance Sheet

		(unaudited) At 30th June	At 31st December
	2007	Restated 2006	2006
	US$m	US$m	US$m
Assets			
Intangible assets	**1,873**	1,743	1,825
Tangible assets	**2,979**	2,610	2,931
Investment properties	**267**	179	271
Plantations	**474**	413	460
Associates and joint ventures	**7,168**	5,497	6,476
Other investments	**664**	877	597
Non-current debtors	**879**	1,141	1,052
Deferred tax assets	**118**	116	119
Pension assets	**173**	150	174
Non-current assets	**14,595**	12,726	13,905
Stocks and work in progress	**1,478**	1,447	1,478
Current debtors	**2,506**	2,441	2,262
Current investments	**13**	-	3
Current tax assets	**140**	83	142
Bank balances and other liquid funds			
- non-financial services companies	**2,292**	1,693	2,355
- financial services companies	**233**	189	173
	2,525	1,882	2,528
	6,662	5,853	6,413
Non-current assets classified as held for sale *(note 9)*	**10**	39	60
Current assets	**6,672**	5,892	6,473
Total assets	**21,267**	18,618	20,378

(Consolidated Balance Sheet continued on page 12)

Jardine Matheson Holdings Limited
Consolidated Balance Sheet (continued)

	2007 US$m	(unaudited) At 30th June Restated 2006 US$m	At 31st December 2006 US$m
Equity			
Share capital	**154**	153	154
Share premium and capital reserves	**33**	25	29
Revenue and other reserves	**8,102**	6,404	7,303
Own shares held	**(927)**	(873)	(892)
Shareholders' funds *(note 10)*	**7,362**	5,709	6,594
Minority interests	**4,846**	4,070	4,509
Total equity	**12,208**	9,779	11,103
Liabilities			
Long-term borrowings			
- non-financial services companies	**1,918**	2,375	2,074
- financial services companies	**680**	825	723
	2,598	3,200	2,797
Deferred tax liabilities	**572**	466	557
Pension liabilities	**152**	191	151
Non-current creditors	**133**	154	190
Non-current provisions	**21**	17	20
Non-current liabilities	**3,476**	4,028	3,715
Current creditors	**3,334**	2,779	2,920
Current borrowings			
- non-financial services companies	**1,153**	806	1,522
- financial services companies	**854**	1,027	954
	2,007	1,833	2,476
Current tax liabilities	**179**	145	101
Current provisions	**63**	53	63
	5,583	4,810	5,560
Liabilities directly associated with non-current assets classified as held for sale *(note 9)*	**-**	1	-
Current liabilities	**5,583**	4,811	5,560
Total liabilities	**9,059**	8,839	9,275
Total equity and liabilities	**21,267**	18,618	20,378

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Jardine Matheson Holdings Limited
Consolidated Statement of Recognized Income and Expense

	(unaudited) Six months ended 30th June		Year ended 31st December
	2007	2006	2006
	US$m	US$m	US$m
Surpluses on revaluation of properties	**1**	-	120
Gains on revaluation of other investments	**124**	208	294
Actuarial gains/(losses) on defined benefit pension plans	**16**	(10)	40
Net exchange translation differences	**(2)**	225	393
Gains/(losses) on cash flow hedges	**3**	2	(13)
Tax on items taken directly to equity	**(24)**	3	(71)
Net income recognized directly in equity	**118**	428	763
Transfer to profit and loss on disposal of other investments	**(44)**	(8)	(79)
Transfer to profit and loss on realization of exchange reserves	**(7)**	1	(3)
Transfer to profit and loss in respect of cash flow hedges	**1**	2	4
Profit after tax	**1,263**	883	2,054
Total recognized income and expense for the period	**1,331**	1,306	2,739
Attributable to:			
Shareholders of the Company	**861**	777	1,681
Minority interests	**470**	529	1,058
	1,331	1,306	2,739

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement

	2007 US$m	(unaudited) Six months ended 30th June 2006 US$m	Year ended 31st December 2006 US$m
Operating activities			
Operating profit	**740**	536	1,309
Depreciation and amortization	**232**	194	403
Other non-cash items	**(17)**	7	(138)
Decrease in working capital	**136**	185	478
Interest received	**60**	45	95
Interest and other financing charges paid	**(113)**	(105)	(212)
Tax paid	**(115)**	(185)	(362)
	923	677	1,573
Dividends from associates and joint ventures	**166**	236	377
Cash flows from operating activities	**1,089**	913	1,950
Investing activities			
Purchase of subsidiary undertakings *(note 12(a))*	**(18)**	(31)	(55)
Purchase of associates and joint ventures *(note 12(b))*	**(105)**	(45)	(465)
Purchase of other investments	**(27)**	(5)	(94)
Purchase of land use rights	**(3)**	(4)	(17)
Purchase of other intangible assets	**(50)**	-	(6)
Purchase of tangible assets	**(263)**	(363)	(725)
Purchase of investment properties	**(3)**	(2)	(2)
Purchase of plantations	**(16)**	(8)	(22)
Advance of mezzanine loans	**(3)**	-	-
Repayment of mezzanine loans	**12**	-	-
Capital distribution from associates	**12**	1	1
Sale of subsidiary undertakings *(note 12(c))*	**7**	272	231
Sale of associates and joint ventures *(note 12(d))*	**102**	9	100
Sale of other investments *(note 12(e))*	**72**	46	480
Sale of land use rights	**12**	8	26
Sale of tangible assets	**38**	28	75
Cash flows from investing activities	**(233)**	(94)	(473)
Financing activities			
Issue of shares	**1**	2	3
Capital contribution from minority shareholders	**1**	10	13
Drawdown of borrowings	**2,682**	4,629	7,611
Repayment of borrowings	**(3,364)**	(5,171)	(8,008)
Dividends paid by the Company	**(81)**	(71)	(91)
Dividends paid to minority shareholders	**(97)**	(77)	(243)
Cash flows from financing activities	**(858)**	(678)	(715)
Effect of exchange rate changes	**1**	20	45
Net (decrease)/increase in cash and cash equivalents	**(1)**	161	807
Cash and cash equivalents at beginning of period	**2,491**	1,684	1,684
Cash and cash equivalents at end of period	**2,490**	1,845	2,491

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Jardine Matheson Holdings Limited
Analysis of Profit Contribution

	(unaudited) Six months ended 30th June		Year ended 31st December
	2007	2006	2006
	US$m	US$m	US$m
Group contribution			
Jardine Pacific	**52**	46	103
Jardine Motors Group	**34**	31	67
Jardine Lloyd Thompson	**20**	18	28
Hongkong Land	**58**	39	85
Dairy Farm	**63**	53	131
Mandarin Oriental	**21**	8	27
Jardine Cycle & Carriage	**10**	6	16
Astra	**71**	46	101
Corporate and other interests	**(9)**	(19)	(25)
Underlying net profit	**320**	228	533
Increase in fair value of investment properties	**396**	287	671
Other non-trading items	**77**	35	144
Profit attributable to shareholders	**793**	550	1,348
Analysis of Jardine Pacific's contribution			
Gammon	**9**	6	14
HACTL	**14**	14	33
Jardine Aviation Services	**3**	4	9
JEC	**4**	3	12
JOS	**6**	5	11
Jardine Property Investment	**1**	1	3
Jardine Restaurants	**10**	8	14
Jardine Schindler	**9**	8	12
Jardine Shipping Services	**2**	2	4
Corporate and other interests	**(5)**	(6)	(12)
Continuing businesses	**53**	45	100
Discontinued businesses	**(1)**	1	3
	52	46	103
Analysis of Jardine Motors Group's contribution			
Hong Kong and Mainland China	**20**	21	36
United Kingdom	**15**	8	29
Corporate	**(1)**	(1)	(2)
Continuing businesses	**34**	28	63
Discontinued businesses	**-**	3	4
	34	31	67

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the unaudited interim condensed financial statements, which have been prepared in accordance with IAS 34, Interim Financial Reporting.

In 2007, the Group adopted the following standards and interpretations to existing standards which are relevant to its operations:

IFRS 7	Financial Instruments: Disclosures
IAS 1 (amended 2005)	Presentation of Financial Statements - Capital Disclosures
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

There have been no changes to the accounting policies described in the 2006 annual financial statements as a result of adoption of the above standards and interpretations.

The comparative figures for the six months ended 30th June 2006 have been restated to reflect revisions to the provisional fair value of certain liabilities in Rothschilds determined at the date of acquisition, which were reflected in the 2006 annual financial statements.

Certain comparative figures have been reclassified to conform with the current period presentation.

The Group's reportable segments are set out in note 2 and are described on pages 5 to 9.

2. Revenue

	Six months ended 30th June	
	2007	2006
	US$m	US$m
By business:		
Jardine Pacific	**535**	472
Jardine Motors Group	**1,479**	1,185
Dairy Farm	**2,796**	2,496
Mandarin Oriental	**250**	183
Jardine Cycle & Carriage	**642**	558
Astra	**3,486**	2,980
Other activities	**1**	4
	9,189	7,878

3. Net Operating Costs

	Six months ended 30th June	
	2007	2006
	US$m	US$m
Cost of sales	**(7,081)**	(6,046)
Other operating income	**179**	182
Selling and distribution costs	**(1,072)**	(1,030)
Administration expenses	**(465)**	(436)
Other operating expenses	**(10)**	(12)
	(8,449)	(7,342)

4. Operating Profit

	Six months ended 30th June	
	2007	2006
	US$m	US$m
By business:		
Jardine Pacific	**37**	28
Jardine Motors Group	**59**	43
Dairy Farm	**113**	97
Mandarin Oriental	**70**	92
Jardine Cycle & Carriage	**21**	18
Astra	**415**	267
	715	545
Corporate and other interests	**25**	(9)
	740	536
Operating profit included the following gains from non-trading items:		
Sale and closure of businesses	**30**	84
Sale of investments	**47**	11
Realization of exchange gains*	**7**	-
Discount on acquisition of businesses	**9**	-
Other	**1**	2
	94	97

* Arising on repatriation of capital from a foreign subsidiary undertaking.

5. Share of Results of Associates and Joint Ventures

	Six months ended 30th June	
	2007	2006
	US$m	US$m
By business:		
Jardine Pacific	**39**	39
Jardine Motors Group	**-**	3
Jardine Lloyd Thompson	**38**	18
Hongkong Land	**569**	406
Dairy Farm	**11**	10
Mandarin Oriental	**8**	6
Jardine Cycle & Carriage	**4**	2
Astra	**86**	70
Corporate and other interests	**12**	14
	767	568
Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	**496**	360
Sale and closure of businesses	**(3)**	1
Sale of investments	**-**	5
Restructuring of SIACI in Jardine Lloyd Thompson	**18**	-
Other	**(1)**	(3)
	510	363

Results are shown after tax and minority interests in the associates and joint ventures.

6. Tax

	Six months ended 30th June	
	2007	2006
	US$m	US$m
United Kingdom	**7**	5
Other jurisdictions	**178**	152
	185	157

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. Share of tax of associates and joint ventures of US$166 million *(2006: US$130 million)* are included in share of results of associates and joint ventures.

7. Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$793 million *(2006: US$550 million)* and on the weighted average number of 354 million *(2006: 350 million)* shares in issue during the period.

Diluted earnings per share are calculated on profit attributable to shareholders of US$777 million *(2006: US$537 million),* which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 355 million *(2006: 352 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

The weighted average number of shares is arrived at as follows:

	Ordinary shares in millions	
	2007	2006
Weighted average number of shares in issue	**617**	607
Shares held by the Trustee under the Senior Executive Share Incentive Schemes	**(2)**	(2)
Company's share of shares held by subsidiary undertakings	**(261)**	(255)
Weighted average number of shares for basic earnings per share calculation	**354**	350
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1**	2
Weighted average number of shares for diluted earnings per share calculation	**355**	352

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

	Six months ended 30th June					
	2007			2006		
	US$m	**Basic earnings per share US$**	**Diluted earnings per share US$**	US$m	Basic earnings per share US$	Diluted earnings per share US$
Profit attributable to shareholders	**793**	**2.24**	**2.19**	550	1.57	1.53
Non-trading items *(note 8)*	**(473)**			(322)		
Underlying profit attributable to shareholders	**320**	**0.90**	**0.90**	228	0.65	0.65

8. Non-trading Items

Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

An analysis of non-trading items after interest, tax and minority interests is set out below:

	Six months ended 30th June	
	2007	2006
	US$m	US$m
Increase in fair value of investment properties in Hongkong Land	**396**	287
Sale and closure of businesses		
- 25% interest in Mandarin Oriental, New York	**9**	-
- The Mark	**-**	21
- other	**4**	1
	13	22
Sale of investments	**37**	15
Restructuring of SIACI in Jardine Lloyd Thompson	**18**	-
Realization of exchange gains*	**7**	-
Discount on acquisition of businesses	**2**	-
Other	**-**	(2)
	473	322

* Arising on repatriation of capital from a foreign subsidiary undertaking.

9. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2007 US$m	At 30th June 2006 US$m	At 31st December 2006 US$m
Tangible assets	**3**	11	4
Investment properties	**7**	-	2
Associates and joint ventures	**-**	28	14
Non-current debtors	**-**	-	31
Current assets	**-**	-	9
Total assets	**10**	39	60
Deferred tax liabilities	**-**	1	-
Total liabilities	**-**	1	-

At 30th June 2007, the non-current assets classified as held for sale included certain of Jardine Motors Group's properties in the United Kingdom and Jardine Cycle & Carriage's investment properties in Malaysia.

Non-current assets classified as held for sale at 31st December 2006 principally related to Mandarin Oriental's 25% interest in Mandarin Oriental, New York of US$14 million and its mezzanine loan to the hotel of US$40 million. The sale was completed in March 2007 resulting in a profit before tax of US$25 million, which was included in other operating income.

10. Shareholders' Funds

	Six months ended 30th June	
	2007	2006
	US$m	US$m
At 1st January		
- as previously reported	**6,594**	4,999
- revision of fair value adjustments on acquisition of Rothschilds	**-**	(1)
- as restated	**6,594**	4,998
Recognized income and expense attributable to shareholders	**861**	777
Dividends *(note 11)*	**(141)**	(125)
Employee share option schemes		
- value of employee services	**3**	4
- exercise of share options	**1**	2
Scrip issued in lieu of dividends	**78**	144
Change in attributable interests	**1**	1
Increase in own shares held	**(35)**	(92)
At 30th June	**7,362**	5,709

11. Dividends

	Six months ended 30th June	
	2007	2006
	US$m	US$m
Final dividend in respect of 2006 of US¢40.00 *(2005: US¢35.65)* per share	**246**	216
Company's share of dividends paid on the shares held by subsidiary undertakings	**(105)**	(91)
	141	125

An interim dividend in respect of 2007 of US¢20.00 *(2006: US¢10.00)* per share amounting to a total of US$124 million *(2006: US$61 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$53 million *(2006: US$26 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2007.

12. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	Six months ended 30th June **2007** US$m	2006 US$m
Intangible assets	**2**	-
Tangible assets	**3**	4
Current assets	**31**	15
Long-term borrowings	**-**	(1)
Pension liabilities	**(1)**	(1)
Non-current creditors	**(1)**	-
Current liabilities	**(20)**	(9)
Minority interests	**-**	(2)
Fair value of net assets	**14**	6
Adjustment for minority interests	**-**	4
Fair value of net assets acquired	**14**	10
Goodwill	**6**	3
Total consideration	**20**	13
Adjustment for carrying value of associates and joint ventures	**-**	(2)
Cash and cash equivalents of subsidiary undertakings acquired	**(2)**	-
Net cash outflow	**18**	11
Purchase of shares in Jardine Cycle & Carriage	**-**	20
	18	31

Net cash outflow in 2007 of US$18 million principally related to Jardine Motors Group's acquisition of a dealership in the United Kingdom. Net cash outflow in 2006 of US$11 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom.

(b) Purchase of associates and joint ventures for the six months ended 30th June 2007 included Jardine Strategic's increased interest in Hongkong Land of US$96 million. Purchase of associates and joint ventures for the six months ended 30th June 2006 included US$26 million for Astra's interest in Toyota Astra Financial Services and Jardine Strategic's increased interest in Hongkong Land of US$13 million.

12. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings	Six months ended 30th June **2007** **US$m**	2006 US$m
Intangible assets	**1**	12
Tangible assets	**1**	92
Investment properties	-	24
Associates and joint ventures	-	35
Deferred tax assets	-	1
Current assets	**4**	615
Long-term borrowings	-	(100)
Deferred tax liabilities	-	(1)
Current liabilities	-	(163)
Net assets	**6**	515
Adjustment for minority interests	-	(261)
Net assets disposed of	**6**	254
Cumulative exchange translation differences	**1**	(3)
Profit on disposal	-	83
Sale proceeds	**7**	334
Adjustment for carrying value of associates and joint ventures	-	(13)
Closure and related costs	-	(1)
Cash and cash equivalents of subsidiary undertakings disposed of	-	(48)
Net cash inflow	**7**	272

Sale proceeds in 2006 of US$334 million included US$143 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$28 million from Astra's partial sale of its interest in Aisin and US$163 million from the sale of the Group's interest in MCL Land.

(d) Sale of associates and joint ventures for the six months ended 30th June 2007 included US$22 million from Jardine Pacific's sale of its 50% interest in Colliers Halifax and US$75 million from Mandarin Oriental's sale of its 25% interest in Mandarin Oriental, New York.

(e) Sale of other investments for the six months ended 30th June 2007 included US$50 million and US$12 million from Jardine Strategic's sale of its interest in The Bank of N.T. Butterfield & Son and CNAC respectively. Sale of other investments for the six months ended 30th June 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans.

13. Capital Commitments and Contingent Liabilities

	At 30th June 2007 US$m	At 30th June 2006 US$m	At 31st December 2006 US$m
Capital commitments	**241**	315	202

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

The interim dividend of US¢20.00 per share will be payable on 24th October 2007 to shareholders on the register of members at the close of business on 31st August 2007, and will be available in cash with a scrip alternative. The ex-dividend date will be on 29th August 2007, and the share registers will be closed from 3rd to 7th September 2007, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 5th October 2007. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 10th October 2007. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
James Riley (852) 2843 8229

GolinHarris
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

The Jardine Matheson Group

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels, financial services and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

20th August 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")

We enclose for your attention a copy of the following documents:-

1. A Circular to shareholders of JMH dated 20th August 2007 in respect of the Tender Offer by JMH to repurchase its ordinary shares and the related Tender Form;

2. A Circular to shareholders of Jardine Strategic Holdings Limited ("JSH") dated 20th August 2007 in respect of the Tender Offer by JMH to purchase ordinary shares in JSH and the related Tender Form; and

3. A notification dated 20th August 2007 which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[S:\Carrie\MC\Jade Tender Offer 07\corr.doc/p.3]

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Circular to Shareholders
Released	10:29 20-Aug-07
Number	4673C

JARDINE MATHESON HOLDINGS LIMITED

CIRCULAR TO SHAREHOLDERS – TENDER OFFERS

Jardine Matheson Holdings Limited ("JMH") announces that the following documents have been posted today, Monday, 20th August 2007:-

i) a Circular to shareholders of JMH dated 20th August 2007 in respect of the Tender Offer by JMH to repurchase its ordinary shares and the relevant Tender Form; and

ii) a Circular to shareholders of Jardine Strategic Holdings Limited ("JSH") dated 20th August 2007 in respect of the Tender Offer by JMH to purchase ordinary shares in JSH and the relevant Tender Form.

Full details of the above documents are available on JMH's website at www.jardines.com.

Copies of the above documents have also been submitted to the Financial Services Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

20th August 2007

www.jardines.com

END

Close

WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK INDEPENDENT FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED PURSUANT TO THE UNITED KINGDOM'S FINANCIAL SERVICES AND MARKETS ACT 2000 IF YOU ARE IN THE UNITED KINGDOM, OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

If you have sold or otherwise transferred all your Shares in Jardine Strategic, please send this document together with the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Shareholders who hold Shares through CDP need not forward this document to a purchaser or transferee as CDP will make arrangements for a copy of this document to be forwarded to the purchaser or transferee. The Tender Offer is not being made, however, directly or indirectly into, and cannot be accepted from within, the Excluded Countries and this document and the accompanying documents should not be forwarded or transmitted in or into the Excluded Countries.

The Shares have their primary listing on the London Stock Exchange and secondary listings on the Singapore Exchange and on the Bermuda Stock Exchange. Accordingly, the Company is subject to the listing rules of the UK Listing Authority. The Company is not required to comply with the continuing listing requirements of the Singapore Exchange.

Jardines

Jardine Matheson Holdings Limited

Tender Offer
by Jardine Matheson Holdings Limited
to purchase ordinary shares
in Jardine Strategic Holdings Limited

The Tender Offer closes at 5:00 p.m. (local time in London or Singapore as the case may be) on Tuesday, 18th September 2007. Investors who hold Shares through CDP should return their completed CDP Forms of Election to be received by CDP not later than 12:00 noon (Singapore time) on Friday, 14th September 2007 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed on a timely basis by CDP and to be tendered in the Tender Offer.

In accordance with normal UK practice, JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will continue to engage in ordinary course market-making and trading activities with respect to the Shares. JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 4th April 2007.

JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd., each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting for the Company and no one else in connection with the Tender Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the Tender Offer, the contents of this document, or any transaction or agreement referred to herein.

20th August 2007

In this document the following definitions apply unless the context requires otherwise:

"Additional Shares"	up to a maximum of 17,857,142 Shares that might be acquired using unutilised funds from the JM Tender Offer
"Authorised Number of Shares"	17,857,142 Shares
"Business Day"	a day other than a Saturday or Sunday on which banks are open for business in Singapore and London
"CDP"	The Central Depository (Pte) Limited
"CDP Form of Election"	the form of election issued by CDP to Depositors for use by Depositors in connection with the Tender Offer
"Closing"	5:00 p.m. (local time in London or Singapore, as the case may be) on 18th September 2007
"Company" or "Jardine Strategic"	Jardine Strategic Holdings Limited, an exempted company incorporated in Bermuda with limited liability
"Depositor"	a person being a Depository Agent or a holder of a Securities Account
"Depository Agent"	an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others
"Directors" or "Board"	the directors of the Company
"Exchange Act"	the US Securities Exchange Act of 1934 (as amended)
"Excluded Countries"	Canada (other than the Province of Ontario), Japan, Malaysia and South Africa
"Jardine Matheson"	Jardine Matheson Holdings Limited
"Jardine Matheson Group"	Jardine Matheson and its subsidiary undertakings and associates
"JM Authorised Number of Shares"	10,416,666 Jardine Matheson ordinary shares of US¢25 each
"JM Tender Offer"	the tender offer being made by Jardine Matheson to repurchase its own shares subject to the terms and conditions set out in the JM Tender Offer Document and accompanying tender form
"JM Tender Offer Document"	the tender offer document dated 20th August 2007 issued by Jardine Matheson to its shareholders
"local time"	the local time in the United Kingdom or Singapore, as the case may be, unless otherwise stated

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

When considering what action you should take, you are recommended to seek independent financial advice from your bank manager, stockbroker, solicitor, accountant or other independent financial adviser duly authorised pursuant to the United Kingdom's Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Shares in Jardine Strategic Holdings Limited, please send this document together with all the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Tender Offer is not being made directly or indirectly into, and cannot be accepted from within, the Excluded Countries and such documents should not be forwarded or transmitted in or into the Excluded Countries.

This Tender Form should be read in conjunction with the accompanying circular dated 20th August 2007 (the "**Tender Offer Document**"). Unless the context otherwise requires, the definitions used in the Tender Offer Document apply in this Tender Form.

Jardines

Jardine Matheson Holdings Limited

Tender Offer by Jardine Matheson Holdings Limited
to purchase ordinary shares in Jardine Strategic Holdings Limited

TENDER FORM

**IF YOU DO NOT WISH TO TAKE UP THE TENDER OFFER,
DO NOT COMPLETE OR RETURN THIS FORM.**

IF YOU WISH TO PARTICIPATE IN THE TENDER OFFER:

Send this Tender Form in the envelope provided, together with your share certificate(s) and/or other document(s) of title, by post or by hand during normal business hours to either of the Receiving Agents, being Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom and M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 as soon as possible but, in any event, so as to be received by not later than 5:00 p.m. (local time in London or Singapore, as the case may be) on Tuesday, 18th September 2007.

- To participate in the Tender Offer, complete page 3 of this Tender Form by following the corresponding instructions set out on page 2. Additional information regarding the completion of this form is provided on page 4. A Tender Form, once lodged, will be irrevocable. Full terms and conditions of the Tender Offer are set out in the accompanying Tender Offer Document.
- If you have lost your share certificate(s) and/or other document(s) of title or they are unavailable, complete this Tender Form and return it as described above and forward the share certificate(s) and/or other document(s) of title as soon as possible thereafter. For further information, please refer to the accompanying Tender Offer Document.
- Please read Part I of the accompanying Tender Offer Document, the terms of which are part of this Tender Form.
- **Please read this Tender Form and the accompanying Tender Offer Document fully and carefully.**

HOW TO COMPLETE THIS FORM

[1] FULL NAME(S) AND ADDRESS(ES) (BLOCK CAPITALS) — COMPLETE HERE ▶

Complete Box [1] in BLOCK CAPITALS with the full name and address of the Registered Shareholder (or, if there are joint holders, insert the name and address of the first-named Registered Shareholder together with the full names of all the other joint holders). The address for the sole or first-named Registered Shareholder inserted in Box [1] is the address to which your consideration and any documents (e.g. balance share certificates) will be sent.

If you want your consideration and/or other document(s) to be sent to someone other than the first-named Registered Shareholder given in Box [1] (for instance, your bank, stockbroker or other agent), you should complete Box [3] with the name and address of that person.

If the address of the sole or first-named Registered Shareholder in Box [1] is outside the United Kingdom, Singapore or Bermuda or any of the Registered Shareholders are resident outside the United Kingdom, Singapore or Bermuda, your attention is drawn to the section entitled "*Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda*" in Part I of the accompanying Tender Offer Document.

[2] TENDER OFFER — COMPLETE HERE ▶

To tender some or all of your Shares under the Tender Offer, complete Box [2]. If you wish to tender Shares at the Strike Price, insert the words "Strike" or "Strike Price" as the price. If you wish to tender Shares at one price, you need only complete Section A of Box [2]. A number of additional boxes (Section B) are provided in case you wish to tender Shares at different prices. If so, enter the different prices, including "Strike Price", and the number of Shares you wish to tender at each such price. Each Share may only be tendered once.

Tenders will be accepted as follows:
- first, tenders below the Strike Price will be accepted in full; and
- second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by Jardine Matheson pursuant to the Tender Offer does not exceed the Authorised Number of Shares (and Additional Shares, as appropriate).

Tenders above the Strike Price will be rejected.

All Shares acquired by Jardine Matheson under the Tender Offer will be purchased at the Strike Price, including those tendered at prices below the Strike Price.

[3] ALTERNATIVE ADDRESS — COMPLETE HERE ▶

Insert in Box [3] your address or the name and address of the person or agent (for instance, your bank, stockbroker or other agent) to whom you wish your consideration or any documents to be sent, if not the same as in Box [1].

[4] SIGNATURES — SIGN HERE ▶

Individuals

You must sign Box [4]. If you are a joint holder, all joint holders must sign. All individuals must sign in front of an independent witness. The witness must be at least 21 years old and cannot be one of the joint holders (if any) or otherwise have any financial interest in the Shares or in the proceeds resulting from the execution of this Tender Form. The same person may witness the signatures of all joint holders.

Corporations

A corporation should either affix its seal (in accordance with its constitutional document(s)) or have two directors or one director and the secretary of the corporation sign, expressing such to be executed by the corporation as a deed. Each officer signing this Tender Form should state the office which he holds under his signature.

All shareholders

If this Tender Form is not signed by the Registered Shareholder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this form. You should deliver evidence of your authority in accordance with the notes on page 4 of this Tender Form.

Registered Shareholders should note that by signing Box [4] they are irrevocably tendering on the terms of the Tender Offer as contained in the accompanying Tender Offer Document.

TENDER REFERENCE NO: ____________________

Please fill in this form in BLOCK CAPITALS

1 FULL NAME(S) AND ADDRESS(ES) OF REGISTERED SHAREHOLDER(S)

1. ....
2. ....
3. ....
4. ....

Contact telephone number: ....(day time) ....(evening)

Contact telephone number: ....(day time) ....(evening)

2 TENDER OFFER

Section A

Price (US$)	No. of Shares

Section B

Section B (continued)

Price (US$)	No. of Shares
TOTAL	

3 ADDRESS TO WHICH CONSIDERATION AND/OR OTHER DOCUMENT(S) IS/ARE TO BE SENT IF NOT THAT OF THE FIRST-NAMED REGISTERED SHAREHOLDER (to be completed in BLOCK CAPITALS)

Name: ....

Address: ....

.... Postcode: ....

4 SIGN HERE TO PARTICIPATE IN THE TENDER OFFER (see additional note on page 4)

(a) Execution by individuals:

Signed and delivered as a deed by: Witnessed by:

1. .... Name and address .... Witness signature ....
....
2. .... Name and address .... Witness signature ....
....
3. .... Name and address................. Witness signature ....
....
4. .... Name and address................. Witness signature ....
....

Date: 2007

NOTE: THE SIGNATURE OF EACH REGISTERED SHAREHOLDER MUST BE WITNESSED

(b) Execution by a company:

Company with a common seal: The common seal of the company named below was affixed

.... Name of company

in the presence of/by:

.... Name of director .... Signature
.... Name of director/secretary .... Signature
Date: 2007

Company without a common seal: Executed and delivered as a deed on behalf of the company named:

.... Name of company

.... Name of director .... Signature
.... Name of director/secretary .... Signature
Date: 2007

ADDITIONAL NOTES REGARDING THE COMPLETION AND LODGING OF THIS TENDER FORM

In order to be valid this Tender Form must, except as mentioned below, be executed personally by the Registered Shareholder (or under a power of attorney, in which case the power of attorney or a duly certified copy should be lodged with this Tender Form). In the case of a joint holding, ALL the Registered Shareholders must execute this Tender Form. All signatures must be witnessed by someone who is not a joint holder. A body corporate must either execute this Tender Form under seal, the seal being fixed and witnessed in accordance with its articles of association or other regulations, or otherwise validly execute and deliver this Tender Form as a deed. Proof of posting of any document is not proof of receipt of such document by the Receiving Agents.

The following suggestions are made to avoid delay and inconvenience:

1 *If the person named in Box [1] is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:*

Send this Tender Form by the quickest means (such as air mail) to the holder for execution. If he has executed a relevant power of attorney, this Tender Form should be signed by the attorney. In the latter case, the power of attorney (or a duly certified copy) must be lodged with this Tender Form for noting. No other signatures will be accepted.

2 *If the only shareholder named in Box [1] has died:*

If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been registered with the Company, this Tender Form must be executed by the personal representative(s) (or equivalent in any relevant jurisdiction) of the deceased. If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been granted but has/have not been registered with the Company, the personal representative(s) (or equivalent in any relevant jurisdiction) should execute this Tender Form and forward it to either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, with the share certificate(s) and/or other document(s) of title, and a copy of the probate or letters of administration (or equivalent in any relevant jurisdiction) must be lodged as soon as possible thereafter and, in any event, so as to arrive not later than Closing.

3 *If one or more of the joint holders named in Box [1] has died:*

This Tender Form is valid if executed by all the surviving holders and lodged with either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the death certificate, probate or letters of administration (or equivalent in any relevant jurisdiction) of the deceased holder.

4 *If your share certificate(s) is/are held by your stockbroker, bank or some other agent:*

(i) If your share certificate(s) and/or other document(s) of title is/are held by your bank or some other agent, complete this Tender Form and, if the share certificate(s) and/or other document(s) of title is/are readily available, deliver this completed Tender Form to your agent for lodging with either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the relevant share certificate(s) and/or other document(s) of title.

(ii) If the share certificate(s) and/or other document(s) of title is/are not readily available, you should complete this Tender Form and lodge it, together with a note of explanation, and arrange for the share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter and, in any event, so as to arrive by not later than Closing. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

5 *If any of your share certificates have been lost:*

Write to one of the Company's Share Transfer Agents, being the Receiving Agents at the relevant address on page 1 of this Tender Form, to request a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be returned, together with the Tender Form and any share certificate(s) available, to either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, by not later than Closing. Registrar's fees will be payable. Indemnities will only be accepted at the discretion of Jardine Matheson. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

6 *If your full name or other particulars are different from those appearing on your share certificate(s) and/or other document(s) of title — e.g.:*

(i) incorrect name — complete and lodge this Tender Form with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the share certificate(s) and the person who has executed this Tender Form are one and the same;

(ii) incorrect address — write the correct address on this Tender Form; or

(iii) change of name — lodge your marriage certificate or the deed poll with this Tender Form for noting.

"London Stock Exchange"	London Stock Exchange plc
"pounds sterling"	the lawful currency of the United Kingdom
"Receiving Agents"	the Share Transfer Agents
"Registered Shareholders"	shareholders of the Company whose names are entered on Jardine Strategic's register of members
"SEC"	US Securities and Exchange Commission
"Securities Account"	a securities account maintained with CDP
"Share Transfer Agents"	Capita Registrars[1] and M & C Services Private Limited, the addresses of which are set out in paragraph 7 of the Letter from the Chairman contained in this Tender Offer Document
"Shares"	ordinary shares of US¢5 each in the capital of the Company
"Singapore Exchange"	Singapore Exchange Securities Trading Limited
"Strike Price"	the price at which Jardine Matheson agrees to purchase Shares under the Tender Offer
"Tender Form"	the tender form enclosed with this document for use by Registered Shareholders in connection with the Tender Offer
"Tender Offer"	the tender offer being made by Jardine Matheson subject to the terms and conditions set out in this document and in the accompanying Tender Form
"Tender Offers"	the Tender Offer and the JM Tender Offer
"Tender Offer Document"	this document
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the United Kingdom's Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US dollars" or "US$" and "US cents" or "US¢"	the lawful currency of the United States
"US Holder"	as defined in Section 2 of Part II of this document

References to time in this document are to local time.

1 A trading name of Capita IRG Plc

Expected timetable	**2007**
Tender Offer opens	20th August
Latest time and date by which CDP Forms of Election should be received by CDP (by hand or by post)	12:00 noon (Singapore time) on 14th September[1]
Latest time and date for receipt of Tender Forms by a Receiving Agent (by hand or by post)	5:00 p.m. (local time) on 18th September
Announcement of results of the Tender Offer	7:30 a.m. (Singapore time) on 19th September
Despatch of consideration for Tender Offer by Jardine Matheson	25th September[2]
Despatch of balance share certificates in respect of partially accepted tenders and share certificates for unsuccessful tenders	2nd October

If any of the above times and/or dates should change in any material respect, the revised times and/or dates will be notified to Registered Shareholders by an announcement through a regulatory information service (RIS) as defined in the listing rules of the UK Listing Authority and through SGXNET to the Singapore Exchange.

---

1 This date reflects the additional time period required to process the CDP Forms of Election and subsequently to tender the Shares to which they relate.

2 For investors holding Shares through CDP, this is the date on which the consideration for the Tender Offer will be despatched and CDP will credit the "Free Balance" of Depositors' Securities Accounts with balancing Shares in respect of partially accepted tenders and Shares not successfully tendered.

Jardine Matheson

Jardine Matheson Holdings Limited
Registered Office:
Jardine House
33-35 Reid Street
Hamilton, Bermuda

20th August 2007

To shareholders of Jardine Strategic

Dear shareholder,

Proposed Tender Offer

1 Introduction

Jardine Matheson announced on 15th August 2007 its intention to make a tender offer for the purchase of ordinary shares in Jardine Strategic. This letter sets out the background to and reasons for the Tender Offer, provides details of the Tender Offer and informs shareholders of the action to be taken to tender Shares.

Under the Tender Offer, tenders are invited in the range of US$14.00 to US$14.50 per Share. The price range represents a premium of up to 8.2 per cent. over the closing price of the Shares on the Singapore Exchange on 14th August 2007 and a premium of up to 9.5 per cent. over the average closing price of the Shares on the Singapore Exchange for the five market days immediately prior to the announcement of the Tender Offer.

The Tender Offer will be for up to 17,857,142 Shares (being the Authorized Number of Shares representing approximately 1.7 per cent. of the Company's issued share capital) at a cost of up to US$250 million. Up to a further 17,857,142 Shares representing approximately 1.7 per cent. of the Company's issued share capital (being the Additional Shares) may be purchased at a cost of up to US$250 million depending upon the outcome of the JM Tender Offer.

Jardine Matheson is simultaneously making a tender offer to repurchase up to 10,416,666 of its own shares at a cost of up to US$250 million (being the JM Tender Offer). The purchase of the Additional Shares in Jardine Strategic under the Tender Offer will be subject to the availability of funds that are not utilised by Jardine Matheson to repurchase Jardine Matheson shares under the JM Tender Offer.

Jardine Matheson intends to pay out an aggregate total of up to US$500 million under the Tender Offers.

2 Background to and Reasons for the Tender Offer

As part of the strategic capital allocation within the Jardine Matheson Group, purchases or repurchases of shares in group companies are made when favourable stock market conditions arise. This policy enables the Jardine Matheson Group to concentrate its resources on its principal businesses, as well as enhancing earnings per share or net asset value per share.

Against this background, it is considered appropriate to make a tender offer to purchase Jardine Strategic Shares.

The Tender Offer provides shareholders with the opportunity to either sell Shares at a premium to the recent market price, free of commissions and dealing charges, or to maintain their proportionate stake in Jardine Strategic by retaining their holdings.

Jardine Matheson has no intention of making a further tender offer to Jardine Strategic shareholders at a price above the Strike Price in the year ahead.

3 Proposed Tender Offer

The principal features of the Tender Offer are as follows:

- Jardine Matheson will purchase up to the Authorised Number of Shares and such Additional Shares that might be tendered successfully at the Strike Price.

- Tenders must be made in US dollars. Shareholders can tender Shares for sale at different prices (expressed in whole cents per Share) within the range of US$14.00 to US$14.50 per Share.

- All Shares will be purchased at the same price, the Strike Price. This will be the lowest price in whole cents per Share (between US$14.00 and US$14.50) that will allow Jardine Matheson to purchase the Authorised Number of Shares and such Additional Shares that might be tendered successfully or, if less than the Authorised Number of Shares is validly tendered, such lesser number of Shares as is validly tendered.

- Shareholders may tender Shares that are registered in their (or their nominees') names (or, in the case of Depositors, may tender, through CDP, Shares credited to their Securities Accounts) in two ways:

  (a) tenders may be made at specified prices (in US dollars), in which case they will only be accepted if the price at which the tender is made is at or below the Strike Price; or

  (b) tenders may be made at the Strike Price, being the price determined for the purchase of all Shares under the Tender Offer, in which case the shareholder will be treated as having tendered at the price at which the Strike Price is ultimately set.

- Tenders will be accepted in the following order:

  (a) first, tenders below the Strike Price will be accepted in full; and

  (b) second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by Jardine Matheson pursuant to the Tender Offer does not exceed the Authorised Number of Shares and, as appropriate, the Additional Shares.

- Tenders above the Strike Price will be rejected.

- The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 18th September 2007.

- Tender Forms which have been duly completed and received by a Receiving Agent (as with CDP Forms of Election which have been duly completed and received by CDP) will be irrevocable.

- Shares will be purchased free of commissions and dealing charges.

- Successfully tendered Shares will be held by Jardine Matheson, and Jardine Matheson will be entitled to all dividends declared on or after the date of Closing. Accordingly, shareholders who are on the register of members of the Company on 31st August 2007, the record date for the interim dividend declared on 15th August 2007, will be entitled to receive the interim dividend on any Shares they tender successfully.

- Settlement of the consideration to which a shareholder is entitled will be made by cheque in the currency (US dollars or pounds sterling) in which the shareholder would normally receive dividends in respect of the relevant Shares. Depositors tendering their Shares through CDP will receive the consideration by cheque (or other method of payment) in US dollars.

The Tender Offer is available to all Registered Shareholders with registered addresses outside the Excluded Countries, being Canada (other than the Province of Ontario), Japan, Malaysia and South Africa. In addition, Depositors with Shares standing to the credit of their Securities Accounts may participate in the Tender Offer in respect of such Shares through CDP.

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part I of this document and on the Tender Form.

4 JM Tender Offer

Jardine Matheson has announced that it is to make the JM Tender Offer pursuant to which shareholders in Jardine Matheson are being invited to tender Jardine Matheson shares in the range of US$24.00 to US$25.00 per Jardine Matheson share representing a premium of up to 9.9 per cent. over the average closing price of the Jardine Matheson shares on the Singapore Exchange for the five market days immediately prior to the announcement of the JM Tender Offer. Jardine Matheson is offering to acquire up to 10.4 million Jardine Matheson shares representing 1.7 per cent. of its current issued share capital pursuant to the JM Tender Offer at a cost of up to US$250 million.

In addition, Jardine Matheson has announced that it will acquire up to a further 10.4 million Jardine Matheson shares under the JM Tender Offer representing 1.7 per cent. of its current issued share capital in the event that less than the Authorized Number of Shares are validly tendered under the Tender Offer for Jardine Strategic Shares thereby leaving surplus funds available.

Any Jardine Matheson shares acquired pursuant to the JM Tender Offer will be cancelled. Jardine Strategic has indicated that it has no present intention of participating in the JM Tender Offer.

5 Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda

The attention of shareholders who are not resident in the United Kingdom, Singapore or Bermuda is drawn to Section 2 of Part I of this document. It is the responsibility of all such shareholders to satisfy themselves as to the observance of any legal requirements in their jurisdiction, including, without limitation, any relevant requirements in relation to the ability of such shareholders to complete and return a Tender Form.

6 Tax

A guide to the general tax position of shareholders under UK law and HM Revenue & Customs practice, US law, Bermuda law and Singapore law is set out in Part II of this document. Shareholders should consult their professional advisers as to their tax position.

7 Action to be taken

7.1 Registered Shareholders

Registered Shareholders will find enclosed with this document a Tender Form. Jardine Strategic shareholders who wish to tender some or all of the Shares registered in their name(s) should complete the Tender Form in accordance with the instructions printed on it and in Part I of this document and return it by post or by hand, together with the share certificate(s) in respect of the Shares tendered, so as to be received by not later than 5:00 p.m. (local time) on 18th September 2007 (except as referred to below) with one of the following Receiving Agents:

United Kingdom

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Singapore

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown above.

7.2 *Shareholders holding through CDP*

Depositors with Shares standing to the credit of their Securities Account will receive from CDP with this document a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions in this document and on the CDP Form of Election and return it:

by hand to:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

by post to:

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 14th September 2007 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

If Depositors do not receive the CDP Form of Election or if they require further copies of the CDP Form of Election they may obtain them from CDP, any member company of the Singapore Exchange or M & C Services Private Limited.

8 Jardine Matheson

Jardine Strategic is a member of the Jardine Matheson Group. Jardine Matheson currently holds 79.9 per cent. of Jardine Strategic's current issued share capital. Jardine Matheson will not tender any of its Jardine Strategic shares into the Tender Offer. If the Authorised Number of Shares is purchased, Jardine Matheson's interest in Jardine Strategic would increase to 81.5 per cent. of the issued share capital of Jardine Strategic and, if all the Additional Shares are purchased, Jardine Matheson's interest in Jardine Strategic would increase to 83.2 per cent. of the issued share capital of Jardine Strategic. Jardine Strategic is committed to ensuring the maintenance of a free float of 15 per cent. or more of its issued share capital.

9 Additional information

On 15th August 2007, the Company announced its interim results for the six months ended 30th June 2007. The interim results announcement contains an operational review of Jardine Strategic and its subsidiary undertakings and associates for the first half of 2007 and discusses the outlook for the remainder of the year, and can be found on the Company's website at www.jardines.com.

Jardine Strategic shareholders who do not wish to sell any Shares under the Tender Offer do not need to take any action.

The attention of Jardine Strategic shareholders is drawn to the statement of the board of Jardine Strategic in paragraph 3 of Part III of this document.

Yours sincerely
Henry Keswick
Chairman

PART I — DETAILS OF THE TENDER OFFER

Registered Shareholders (other than those from Excluded Countries) are hereby invited to tender Shares for purchase by Jardine Matheson, on the terms and subject to the conditions set out in this Tender Offer Document and in the accompanying Tender Form.

1 Terms and conditions of the Tender Offer

1.1 Shares purchased by Jardine Matheson will not exceed 35,714,284 Shares.

1.2 Shares may be tendered under the Tender Offer at any price (expressed in whole cents per Share) within the price range of US$14.00 to US$14.50 per Share. Shareholders may split their holdings so as to tender Shares at different prices (expressed in whole cents per Share within such range) although each Share may only be tendered once and at only one price. Tenders may also be made at the Strike Price, in which case shareholders will be treated as having tendered at the price at which the Strike Price is ultimately set.

1.3 The Tender Offer is available to Registered Shareholders with registered addresses outside the Excluded Countries and to Depositors with Shares standing to the credit of their Securities Accounts, who may participate in the Tender Offer in respect of such Shares through CDP.

1.4 Tender Forms which have been, or are deemed to be, duly completed and are received by a Receiving Agent will be irrevocable. CDP Forms of Election which have been, or are deemed to be, duly completed and are received by CDP will be irrevocable. By completing a Tender Form, shareholders agree, as a collateral contract with Jardine Matheson, which will become binding when the Tender Form is lodged in accordance with its terms, in consideration of Jardine Matheson agreeing that while the Tender Offer remains open for acceptance Jardine Matheson will not purchase any Shares at prices above the price range for the Tender Offer, that their tenders are irrevocable in accordance with the terms of the Tender Offer.

1.5 All or any part of a holding of Shares may be tendered. Shares successfully tendered will be sold to Jardine Matheson, fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends declared on or after Closing).

1.6 All tenders by Registered Shareholders must be made on the Tender Form duly completed in accordance with the instructions set out on the Tender Form (which constitute part of the terms of the Tender Offer). A tender may be rejected as invalid if the procedures contained in this Tender Offer Document and on the Tender Form are not complied with. The Tender Offer and all tenders will be governed by and construed in accordance with English law. Delivery of a Tender Form will constitute submission to the jurisdiction of the English courts.

1.7 The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 18th September 2007 and no tenders received after that time will be accepted.

1.8 It is expected that the results of the Tender Offer including, if applicable, (i) the Additional Shares to be purchased or (ii) the extent to which tenders at the Strike Price will be scaled back, will be announced by 7:30 a.m. (Singapore time) on 19th September 2007. The Tender Offer results announcement will constitute acceptance by Jardine Matheson of successful tenders.

1.9 All documents and remittances sent by or to shareholders will be sent at their own risk. If the Tender Offer lapses, certificates and other documents of title will be returned to shareholders by post not later than ten Business Days after the date of such lapse. It should be noted that under CDP's procedures, by submitting the CDP Form of Election to CDP, Depositors will authorise CDP to take such action as CDP shall deem appropriate or necessary to prevent any trading of the Shares tendered through CDP during the period commencing on the date of receipt by CDP of the CDP Form of Election and ending on the date of the settlement of the consideration for such

Shares or (as the case may be) the date on which the tender is rejected, including, without limitation, marking the Shares "Available Balance" or transferring the relevant number of Shares from the Depositor's Securities Account to a suspense account. In the event of a tender through CDP being rejected, the relevant number of Shares tendered through CDP will be transferred to the "Free Balance" of the Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

1.10 If part only of a holding of Shares is successfully tendered pursuant to the Tender Offer, the relevant shareholder will be entitled to receive a balance certificate in respect of the unsold Shares which will be sent by post not later than ten Business Days from Closing. In the event of a tender through CDP being partially successful, the number of unsold Shares tendered through CDP will be transferred to the "Free Balance" of the relevant Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

1.11 Tenders must be made in US dollars.

1.12 All successfully tendered Shares will be purchased by Jardine Matheson at the Strike Price.

1.13 The Strike Price will be the lowest price per Share (between US$14.00 and US$14.50) that will allow the purchase of the Authorised Number of Shares (and the Additional Shares, as appropriate) or, if less than the Authorised Number of Shares is validly tendered, the total number of Shares validly tendered under the Tender Offer. In the event that no valid tenders in the price range are received, the Strike Price will be set at US$14.00 per Share.

1.14 Shares tendered will be accepted (subject to paragraph 1.15 below) in the following order:

1.14.1 first, tenders below the Strike Price will be accepted in full; and

1.14.2 second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by Jardine Matheson pursuant to the Tender Offer does not exceed the Authorised Number of Shares (and the Additional Shares, as appropriate).

The decision of Jardine Matheson as to the treatment of fractions arising from any scaling back shall be conclusive and binding on all shareholders.

It should be noted that in the case of Depositors who have Shares standing to the credit of their Securities Accounts, the Shares tendered by each Depositor participating in the Tender Offer through CDP, under CDP's procedures, will also be accepted in the order set out above.

1.15 All questions as to the number of Shares tendered, the price to be paid therefor, or any alteration of such price in accordance with the terms contained herein, and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by Jardine Matheson, in its sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). Jardine Matheson reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of Jardine Matheson, be unlawful. Jardine Matheson also reserves the absolute right to waive any of the terms or conditions of the Tender Offer either generally or in a particular case and any defect or irregularity in the tender of any particular Shares or any particular holder thereof. A tender of Shares may be rejected as invalid unless all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be despatched until after the Tender Form is complete in all respects and the share certificates and/or other document(s) of title

satisfactory to Jardine Matheson have been received. None of Jardine Matheson, either Receiving Agent or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

1.16 Shares will be purchased under the Tender Offer free of commissions and dealing charges.

1.17 The failure of any person to receive a copy of this Tender Offer Document, the Tender Form or the CDP Form of Election shall not invalidate any aspect of the Tender Offer.

1.18 Jardine Matheson reserves the right, subject to applicable law and regulatory requirements, to amend the price range set out above, depending upon market conditions and/or other factors. In the event of such amendment (which shall not, for the avoidance of doubt, include an alteration of the Authorised Number of Shares or Additional Shares within the limits set out in the definitions thereof contained in this Tender Offer Document), a supplementary circular and new tender forms will be despatched to shareholders. Jardine Matheson reserves the right not to proceed with the Tender Offer if its directors notify it that they have concluded that implementation of the Tender Offer is no longer in the best interests of Jardine Matheson and/or its shareholders as a whole. These rights may only be exercised prior to the making of the Tender Offer results announcement referred to in paragraph 1.8 above.

2 Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda

2.1 The making of the Tender Offer in, or to persons resident in or who are citizens, residents or nationals of, jurisdictions outside the United Kingdom, Singapore and Bermuda may be affected by the laws of the relevant jurisdiction. Shareholders who are not resident in the United Kingdom, Singapore or Bermuda, or who are citizens, residents or nationals of countries outside the United Kingdom, Singapore and Bermuda, should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to take up the Tender Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and Jardine Matheson and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes such person may be required to pay. US Holders should refer to Section 2 of Part II of this document.

2.2 In particular, the Tender Offer is not being made directly or indirectly in or into the Excluded Countries and the Tender Offer cannot be accepted from within the Excluded Countries. Accordingly, copies of this document, the Tender Form and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from the Excluded Countries, including to shareholders with registered addresses in the Excluded Countries or to persons who are custodians, nominees or trustees holding Shares for persons in the Excluded Countries. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from the Excluded Countries as so doing will render invalid any related purported acceptance of the Tender Offer. Envelopes containing any Tender Form should not be postmarked in the Excluded Countries or otherwise despatched from the Excluded Countries and all accepting shareholders must provide addresses outside the Excluded Countries for the remittance of payment or return of any documents.

2.3 If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Form or any related documents in, into or from the Excluded Countries, such person should:

2.3.1 inform the recipient of such fact;

2.3.2 explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

2.3.3 draw the attention of the recipient to this paragraph.

2.4 The provisions in paragraphs 2.1 to 2.3 above and/or any other terms of the Tender Offer relating to shareholders who are not resident in the United Kingdom, Singapore or Bermuda may be waived, varied or modified as regards a specific shareholder or on a general basis by the Company in its absolute discretion. Subject to this, the provisions in paragraphs 2.1 to 2.3 above supersede any terms of the Tender Offer inconsistent therewith. References to a shareholder shall include references to the persons executing a Tender Form and in the event of more than one person executing a Tender Form, the provisions in paragraphs 2.1 to 2.3 above shall apply to them jointly and severally.

Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

3 Procedure for tendering

To tender Shares, shareholders must complete and return the Tender Form in accordance with the instructions in this document and the instructions printed on the Tender Form. Depositors who wish to participate in the Tender Offer through CDP in respect of Shares standing to the credit of their Securities Accounts must complete and return the CDP Form of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Form of Election. The following instructions should be read together with the notes on the Tender Form or, as applicable, the CDP Form of Election.

3.1 *Tender of Shares by Registered Shareholders*

3.1.1 *Completion of Tender Form(s)*

To tender Shares, you must complete Boxes 1 and 2 (and, if applicable, Box 3) and sign Box 4 of the accompanying Tender Form in accordance with the instructions printed on it.

3.1.2 *Return of the Tender Form(s)*

The completed and signed Tender Form(s) must be sent to a Receiving Agent as set out below. The Tender Form(s) should also be accompanied by your share certificate(s) and/or other documents of title. Documents should be sent either by post or by hand so as to be received by not later than 5:00 p.m. (local time) on 18th September 2007 with one of the following Receiving Agents:

United Kingdom

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Singapore

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

No tender received after the relevant time stated above will be accepted. Any Tender Form received in an envelope postmarked in the Excluded Countries or otherwise appearing to Jardine Matheson or its agents to have been sent from any of these jurisdictions may be rejected as an invalid tender.

Duly completed and signed Tender Forms sent by the means set out above and received by the prescribed time will be treated as signed and as tenders of Shares in accordance with the terms and conditions of the Tender Offer.

No acknowledgement of receipt of documents will be given.

3.1.3 *Lost Share Certificates and Documents of Title*
If you have lost your share certificate(s) and/or other document(s) of title, you should write to one of the Share Transfer Agents for a letter of indemnity in respect of the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned either by post or by hand, so as to arrive not later than Closing. Registrar's fees will be payable.

3.1.4 *Additional Tender Forms*
If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown in paragraph 3.1.2 above.

3.2 *Tender of Shares by shareholders holding through CDP*

3.2.1 *Completion and return of the CDP Form of Election*
It should be noted that, in accordance with CDP's procedures, Depositors with Shares standing to the credit of their Securities Account will receive from CDP a copy of this document together with a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Form of Election and return it:

by hand to:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

by post to:

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 14th September 2007 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

3.2.2 *Additional CDP Forms of Election*
Depositors who do not receive the CDP Form of Election or who require further copies of the CDP Form of Election may obtain them from CDP, any member company of the Singapore Exchange or M & C Services Private Limited.

4 Effect of tender by Registered Shareholders

Each Registered Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with Jardine Matheson (so as to bind him, his personal representatives, heirs, successors and assigns) that:

4.1 the execution of the Tender Form shall constitute an offer to sell to Jardine Matheson such number of Shares as are inserted in Box 2 of the Tender Form or deemed to be tendered (or such lesser number of Shares as is accepted for purchase pursuant to the Tender Offer), in each case, on and subject to the terms and conditions set out or referred to in this Tender Offer Document and the Tender Form and that, once lodged, such tender shall be irrevocable;

4.2 such Registered Shareholder has full power and authority to tender, sell, assign or transfer the Shares in respect of which the Registered Shareholder's offer is accepted (together with all rights attaching thereto) and, when the same are purchased by Jardine Matheson, Jardine Matheson will acquire such Shares fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends declared on or after Closing);

4.3 the execution of the Tender Form will constitute the irrevocable appointment of any director or officer of Jardine Matheson as such Registered Shareholder's attorney and/or agent (**"attorney"**), and an irrevocable instruction to the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Shares referred to in sub-paragraph 4.1 above in favour of Jardine Matheson or such other person or persons as Jardine Matheson may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or other document(s) relating to such Shares, for registration within six months of the date of Closing of the Tender Offer and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in Jardine Matheson or its nominee(s) or such other person(s) as Jardine Matheson may direct such Shares;

4.4 such Registered Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by Jardine Matheson or any of its directors or officers or any person nominated by Jardine Matheson in the proper exercise of its or his or her powers and/or authorities hereunder;

4.5 such Registered Shareholder will deliver to the Receiving Agent their share certificate(s) and/or other document(s) of title in respect of the Shares referred to in sub-paragraph 4.1 above, or an indemnity acceptable to Jardine Matheson in lieu thereof, or will procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, no later than Closing;

4.6 the provisions of the Tender Form shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

4.7 such Registered Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by Jardine Matheson to be desirable, in each case to complete the purchase of the Shares and/or to perfect any of the authorities expressed to be given hereunder;

4.8 such Registered Shareholder, if resident in or a citizen of a jurisdiction outside the United Kingdom, Singapore or Bermuda, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to such shareholder under the laws of the relevant jurisdiction;

4.9 such Registered Shareholder has not received or sent copies or originals of this document, the Tender Form or any related documents in, into or from the Excluded Countries, the Tender Form has not been mailed or otherwise sent in, into or from the Excluded Countries, and such shareholder is accepting the Tender Offer from outside the Excluded Countries;

4.10 on execution the Tender Form takes effect as a deed; and

4.11 the execution of the Tender Form constitutes such Registered Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer or the Tender Form.

A reference in paragraphs 4.1 to 4.11 above to a Registered Shareholder includes a reference to the person or persons executing the Tender Form and, in the event of more than one person executing a Tender Form, the provisions of paragraphs 4.1 to 4.11 above will apply to them jointly and severally.

5 Effect of tender by shareholders holding through CDP

Each Depositor by whom, or on whose behalf, a CDP Form of Election is executed will provide certain undertakings, representations and warranties as set out in the CDP Form of Election.

6 Settlement

6.1 *Registered Shareholders*

Settlement of the consideration to which any Registered Shareholder is entitled pursuant to tenders accepted by Jardine Matheson will be made by the despatch of cheques by first class post on 25th September 2007, at the risk of the person(s) entitled thereto. All cash payments will be made to Registered Shareholders by cheque in the currency (US dollars or pounds sterling) in which the relevant Registered Shareholder would receive dividends on the Shares acquired by Jardine Matheson from such Registered Shareholder. Where Registered Shareholders are to receive payments in pounds sterling, the rate of exchange applied to convert the relevant US dollar amount into pounds sterling will be the rate prevailing on the first Business Day after Closing. Shareholders should be aware that relevant exchange rates that are prevailing at the date on which a tender is made and on the dates of any exchange transaction and/or despatch and/or receipt of cheques may be different. In all cases, fluctuations in relevant exchange rates are at the risk of the tendering shareholders. Neither Jardine Matheson, nor any of its advisers or agents shall have any responsibility with respect to the actual amount of cash consideration payable other than in US dollars.

6.2 *Shareholders holding through CDP*

Settlement of the consideration to which any Depositor is entitled pursuant to tenders made through CDP, complete in all respects and accepted, will be made by the despatch of cheques by ordinary post and at the risk of the Depositor, to the Depositor's mailing address registered with CDP within five market days after Closing. The Company reserves the right to make settlement of the consideration by other modes of payment. All payments to Depositors will be made in US dollars.

1 United Kingdom taxation

The following comments are intended only as a general guide to certain aspects of current UK law and HM Revenue & Customs practice, and do not constitute tax advice. They are of a general nature and only apply to shareholders who hold their Shares as an investment. They do not address the position of certain types of shareholders such as dealers in securities. Shareholders who are subject to tax in a jurisdiction other than the UK or who are in any doubt as to the potential tax consequences of selling their Shares are strongly recommended to consult their own independent professional advisers before making any such sales.

A shareholder who sells Shares in the Tender Offer and who is UK resident or ordinarily resident may, depending on that shareholder's personal circumstances, be subject to capital gains tax (or, in the case of a corporate shareholder, corporation tax on chargeable gains) in respect of any gain arising on such sale. Shareholders who are neither resident nor ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) to which their shares are attributable will not be liable for UK tax on capital gains on the disposal of Shares, save that shareholders who are individuals and who return to the UK after a period of temporary non-residence lasting for a period of less than five years may be subject to UK tax on capital gains on the disposal of Shares as if, broadly, the disposal was made in the course of such shareholder's years of return to the UK.

Where it is necessary, in order to compute any chargeable gain arising on a part disposal of a holding of Shares, to apportion base cost as between the part disposed of and the part retained, that apportionment is to be made by reference to the respective market values at the time of disposal.

The attention of Shareholders is also drawn to the provisions of section 703 of the Income and Corporation Taxes Act 1988 ("**ICTA**"). This provision could apply to any Shareholder who sells his or her Shares in the Tender Offer with the object, or one of the main objects, of that sale being to enable advantages in relation to UK taxation to be obtained. If HM Revenue & Customs serve a notice on such a Shareholder the result of section 703 ICTA could be to counteract any such UK tax advantages obtained or obtainable by that Shareholder. The Company has not applied for clearance in this regard under section 707 ICTA and Shareholders who consider they may be affected are advised to take their own appropriate professional advice.

Shareholders should not be required to pay UK stamp duty or stamp duty reserve tax as a result of the disposal of Shares under the Tender Offer.

2 Certain US Federal income tax considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of the material US federal income tax consequences of the disposition of Shares by a US Holder (as defined below) pursuant to the Tender Offer. This summary deals only with US Holders that hold the Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain

types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, holders who received Shares as compensation for the performance of services or investors whose functional currency is not the US dollar).

As used herein, the term "**US Holder**" means a beneficial owner of Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States for US federal income tax purposes, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership that holds Shares will depend on the status of the partner and the activities of the partnership. Holders that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the tender of Shares by the partnership.

The summary assumes that the Company is not and has not at any time been a passive foreign investment company (a "**PFIC**") for US federal income tax purposes. Since the Company has not determined whether it is a PFIC and does not intend to do so, persons subject to US federal income tax should consider carefully the special considerations described below under "Passive Foreign Investment Company Considerations". The Company's status as a PFIC would subject US Holders to adverse US federal income tax consequences as referred to in Section 2(b) below.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

(a) *US federal income tax consequences of the Tender Offer*
Subject to the PFIC rules described below, a US Holder that participates in the Tender Offer generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised and the US Holder's adjusted tax basis in the tendered Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the tendered Shares exceeds one year. Any gain or loss will generally be US source.

(b) *Passive Foreign Investment Company Considerations*
A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through rules," either (i) at least 75 per cent. of its gross income is "passive income" or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

Under the PFIC rules, a US Holder will generally be subject to special rules with respect to (i) any "excess distribution" (generally, any distributions received by the US Holder on the Shares in a taxable year that are greater than 125 per cent. of the average annual distributions received by the US Holder in the three preceding taxable years or, if shorter, the US Holder's holding period for the Shares) and (ii) any gain realised on the sale or other disposition of Shares. Under these rules (a) the excess distribution or gain will be allocated rateably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. A US Holder will generally be subject to similar rules with respect to distributions to the Company by, and dispositions by the Company of the stock of, any direct or indirect subsidiaries of the Company that are also PFICs.

US Holders can avoid the interest charge by making a mark to market election with respect to the Shares, provided that the Shares are "marketable". Shares will be marketable if they are regularly traded on certain US stock exchanges, or on a foreign stock exchange if (i) the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located; (ii) the foreign exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market, and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading of listed stocks. For these purposes, the Shares will be considered regularly traded during any calendar year during which they are traded, other than in *de minimis* quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A US Holder that makes a mark to market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Shares at the close of the taxable year over the US Holder's adjusted basis in the Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the US Holder's adjusted basis in the Shares over the fair market value of the Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Gains from an actual sale or other disposition of the Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Shares will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the Shares cease to be marketable. If the Company is a PFIC for any year in which the US Holder owns the Shares but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognised in the year the election is made.

A US Holder must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

(c) *Backup withholding and information reporting*

Payments of proceeds of the Tender Offer by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

3 Bermuda taxation

The following is a summary of the tax implications under Bermuda law arising in relation to the Tender Offer.

The Company is an exempted company incorporated in Bermuda. Under present Bermuda law, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or dividends or on any capital asset, gain or appreciation will be payable by an exempted company, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to the Shares held by non-residents of Bermuda. Furthermore, the Company has received from the Minister of Finance an assurance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda as amended, that in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, no such taxes shall be so applicable to the Company or any of its operations. This assurance has been obtained by the Company for a period ending 28th March 2016. There is no stamp duty or other transfer tax imposed, under Bermuda law, on the sale or transfer of Shares in the Company. Therefore, a non-resident shareholder who sells Shares under the Tender Offer will not be subject to any gains, transfer tax or stamp duty upon the sale under Bermuda law.

4 Singapore taxation

The discussion below is not intended to constitute a complete analysis of all Singapore tax consequences relating to the sale of Shares and does not constitute tax advice. The discussion is of a general nature and shareholders should consult their own tax advisers concerning the consequences of their particular situations. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this document. The laws, regulations and interpretations, however, may change at any time.

A shareholder who sells Shares in the Tender Offer should be treated, for the purposes of Singapore taxation, as though the shareholder has sold them in the normal way to a third party. Singapore does not impose capital gains tax on sales of Shares. However, gains or profits arising from the disposal of the Shares may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

For Shares which are sold in the Tender Offer through the scripless settlement system of CDP or which are not registered on the Singapore branch register of members of the Company, no stamp duty is payable in Singapore on the purchase of Shares by the Company for cancellation. Stamp duty at the rate of 0.2 per cent., of the purchase price or the market value of the Shares (whichever is higher) may be payable on the purchase of Shares which are registered on the Singapore branch register of members of the Company and which are not sold through the scripless settlement system of CDP. The purchaser is liable for such stamp duty, unless there is an agreement to the contrary. No stamp duty is payable if no instrument of transfer is executed or the instrument of transfer is executed outside Singapore. However, stamp duty may be payable if the instrument of transfer which is executed outside Singapore is received in Singapore.

1 Additional information

1.1 J.P. Morgan Securities Inc. is acting as dealer manager for Jardine Matheson in respect of the Tender Offer in the United States.

1.2 The right to tender Shares is being made available by Jardine Matheson to holders of Shares in the United States. The right to tender Shares is not being made available to holders of Shares in any jurisdiction in the United States in which the making of the Tender Offer or the right to tender Shares would not be in compliance with the laws of such jurisdiction.

1.3 In accordance with normal UK practice, JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will continue to engage in ordinary course market-making and trading activities with respect to the Shares. JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 4th April 2007.

2 Further information

Jardine Matheson has agreed to pay to Depository Agents an administration fee in an amount of 0.025 per cent. of the aggregate Strike Price of Shares validly tendered and accepted pursuant to the Tender Offer in respect of CDP Forms of Election submitted by each such Depository Agent. In addition, Jardine Matheson has agreed to pay J.P. Morgan Securities (Asia Pacific) Limited 0.5 per cent. of the aggregate amount paid to shareholders under the Tender Offers if such amount is less than or equal to US$250 million; or, if the aggregate amount paid to shareholders under the Tender Offers is greater than US$250 million, 0.5 per cent. of US$250 million plus 0.25 per cent. of any amount paid in excess of US$250 million.

3 Statement of the board of Jardine Strategic

Jardine Strategic is a member of the Jardine Matheson Group and, as stated in the Letter from the Chairman of Jardine Matheson in this Tender Offer Document, share purchases and repurchases are part of the strategy of the group. In view of this, the board of Jardine Strategic is making no recommendation as to whether and at what price Jardine Strategic shareholders should tender any or all of their Shares in the Tender Offer. Jardine Strategic shareholders are recommended to consult their duly authorised independent advisers in making their decision.

WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK INDEPENDENT FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED PURSUANT TO THE UNITED KINGDOM'S FINANCIAL SERVICES AND MARKETS ACT 2000 IF YOU ARE IN THE UNITED KINGDOM, OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

If you have sold or otherwise transferred all your Shares in Jardine Matheson, please send this document together with the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Shareholders who hold Shares through CDP need not forward this document to a purchaser or transferee as CDP will make arrangements for a copy of this document to be forwarded to the purchaser or transferee. The Tender Offer is not being made, however, directly or indirectly into, and cannot be accepted from within, the Excluded Countries and this document and the accompanying documents should not be forwarded or transmitted in or into the Excluded Countries.

The Shares have their primary listing on the London Stock Exchange and secondary listings on the Singapore Exchange and on the Bermuda Stock Exchange. Accordingly, the Company is subject to the listing rules of the UK Listing Authority. The Company is not required to comply with the continuing listing requirements of the Singapore Exchange.

Jardines

Jardine Matheson Holdings Limited

Tender Offer
by Jardine Matheson Holdings Limited
to repurchase its ordinary shares

The Tender Offer closes at 5:00 p.m. (local time in London or Singapore as the case may be) on Tuesday, 18th September 2007. Investors who hold Shares through CDP should return their completed CDP Forms of Election to be received by CDP not later than 12:00 noon (Singapore time) on Friday, 14th September 2007 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed on a timely basis by CDP and to be tendered in the Tender Offer.

In accordance with normal UK practice, JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will continue to engage in ordinary course market-making and trading activities with respect to the Shares. JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 4th April 2007.

JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd., each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting for the Company and no one else in connection with the Tender Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the Tender Offer, the contents of this document, or any transaction or agreement referred to herein.

20th August 2007

When considering what action you should take, you are recommended to seek independent financial advice from your bank manager, stockbroker, solicitor, accountant or other independent financial adviser duly authorised pursuant to the United Kingdom's Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Shares in Jardine Matheson Holdings Limited, please send this document together with all the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Tender Offer is not being made directly or indirectly into, and cannot be accepted from within, the Excluded Countries and such documents should not be forwarded or transmitted in or into the Excluded Countries.

This Tender Form should be read in conjunction with the accompanying circular dated 20th August 2007 (the "**Tender Offer Document**"). Unless the context otherwise requires, the definitions used in the Tender Offer Document apply in this Tender Form.

Jardines

Jardine Matheson Holdings Limited

Tender Offer by Jardine Matheson Holdings Limited to repurchase its ordinary shares

TENDER FORM

IF YOU DO NOT WISH TO TAKE UP THE TENDER OFFER, DO NOT COMPLETE OR RETURN THIS FORM.

IF YOU WISH TO PARTICIPATE IN THE TENDER OFFER:

Send this Tender Form in the envelope provided, together with your share certificate(s) and/or other document(s) of title, by post or by hand during normal business hours to either of the Receiving Agents, being Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom and M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 as soon as possible but, in any event, so as to be received by not later than 5:00 p.m. (local time in London or Singapore, as the case may be) on Tuesday, 18th September 2007.

- To participate in the Tender Offer, complete page 3 of this Tender Form by following the corresponding instructions set out on page 2. Additional information regarding the completion of this form is provided on page 4. A Tender Form, once lodged, will be irrevocable. Full terms and conditions of the Tender Offer are set out in the accompanying Tender Offer Document.
- If you have lost your share certificate(s) and/or other document(s) of title or they are unavailable, complete this Tender Form and return it as described above and forward the share certificate(s) and/or other document(s) of title as soon as possible thereafter. For further information, please refer to the accompanying Tender Offer Document.
- Please read Part I of the accompanying Tender Offer Document, the terms of which are part of this Tender Form.
- **Please read this Tender Form and the accompanying Tender Offer Document fully and carefully.**

HOW TO COMPLETE THIS FORM

1 FULL NAME(S) AND ADDRESS(ES) (BLOCK CAPITALS) COMPLETE HERE ►

Complete Box 1 in BLOCK CAPITALS with the full name and address of the Registered Shareholder (or, if there are joint holders, insert the name and address of the first-named Registered Shareholder together with the full names of all the other joint holders). The address for the sole or first-named Registered Shareholder inserted in Box 1 is the address to which your consideration and any documents (e.g. balance share certificates) will be sent.

If you want your consideration and/or other document(s) to be sent to someone other than the first-named Registered Shareholder given in Box 1 (for instance, your bank, stockbroker or other agent), you should complete Box 3 with the name and address of that person.

If the address of the sole or first-named Registered Shareholder in Box 1 is outside the United Kingdom, Singapore or Bermuda or any of the Registered Shareholders are resident outside the United Kingdom, Singapore or Bermuda, your attention is drawn to the section entitled "*Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda*" in Part I of the accompanying Tender Offer Document.

2 TENDER OFFER COMPLETE HERE ►

To tender some or all of your Shares under the Tender Offer, complete Box 2. If you wish to tender Shares at the Strike Price, insert the words "Strike" or "Strike Price" as the price. If you wish to tender Shares at one price, you need only complete Section A of Box 2. A number of additional boxes (Section B) are provided in case you wish to tender Shares at different prices. If so, enter the different prices, including "Strike Price", and the number of Shares you wish to tender at each such price. Each Share may only be tendered once.

Tenders will be accepted as follows:
- first, tenders below the Strike Price will be accepted in full; and
- second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by the Company pursuant to the Tender Offer does not exceed the Authorised Number of Shares (and Additional Shares, as appropriate).

Tenders above the Strike Price will be rejected.

All Shares acquired by Jardine Matheson under the Tender Offer will be purchased at the Strike Price, including those tendered at prices below the Strike Price.

3 ALTERNATIVE ADDRESS COMPLETE HERE ►

Insert in Box 3 your address or the name and address of the person or agent (for instance, your bank, stockbroker or other agent) to whom you wish your consideration or any documents to be sent, if not the same as in Box 1.

4 SIGNATURES SIGN HERE ►

Individuals

You must sign Box 4. If you are a joint holder, all joint holders must sign. All individuals must sign in front of an independent witness. The witness must be at least 21 years old and cannot be one of the joint holders (if any) or otherwise have any financial interest in the Shares or in the proceeds resulting from the execution of this Tender Form. The same person may witness the signatures of all joint holders.

Corporations

A corporation should either affix its seal (in accordance with its constitutional document(s)) or have two directors or one director and the secretary of the corporation sign, expressing such to be executed by the corporation as a deed. Each officer signing this Tender Form should state the office which he holds under his signature.

All shareholders

If this Tender Form is not signed by the Registered Shareholder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this form. You should deliver evidence of your authority in accordance with the notes on page 4 of this Tender Form.

Registered Shareholders should note that by signing Box 4 they are irrevocably tendering on the terms of the Tender Offer as contained in the accompanying Tender Offer Document.

TENDER REFERENCE NO: ____________________

Please fill in this form in BLOCK CAPITALS

1 FULL NAME(S) AND ADDRESS(ES) OF REGISTERED SHAREHOLDER(S)

1. ....
2. ....
3. ....
4. ....

Contact telephone number: .... (day time) .... (evening)

Contact telephone number: .... (day time) .... (evening)

2 TENDER OFFER

Section A

Price (US$)	No. of Shares

Section B

Price (US$)	No. of Shares

Section B (continued)

Price (US$)	No. of Shares
TOTAL	

3 ADDRESS TO WHICH CONSIDERATION AND/OR OTHER DOCUMENT(S) IS/ARE TO BE SENT IF NOT THAT OF THE FIRST-NAMED REGISTERED SHAREHOLDER (to be completed in BLOCK CAPITALS)

Name: ....

Address: ....

.... Postcode: ....

4 SIGN HERE TO PARTICIPATE IN THE TENDER OFFER (see additional note on page 4)

(a) Execution by individuals:

Signed and delivered as a deed by: Witnessed by:

1. .... Name and address .... Witness signature ....
2. .... Name and address .... Witness signature ....
3. .... Name and address. .... Witness signature ....
4. .... Name and address. .... Witness signature ....

Date: 2007

NOTE: THE SIGNATURE OF EACH REGISTERED SHAREHOLDER MUST BE WITNESSED

(b) Execution by a company:

Company with a common seal: The common seal of the company named below was affixed

.... Name of company

in the presence of/by:

.... Name of director .... Signature

.... Name of director/secretary .... Signature

Date: 2007

Company without a common seal: Executed and delivered as a deed on behalf of the company named:

.... Name of company

.... Name of director .... Signature

.... Name of director/secretary .... Signature

Date: 2007

ADDITIONAL NOTES REGARDING THE COMPLETION AND LODGING OF THIS TENDER FORM

In order to be valid this Tender Form must, except as mentioned below, be executed personally by the Registered Shareholder (or under a power of attorney, in which case the power of attorney or a duly certified copy should be lodged with this Tender Form). In the case of a joint holding, ALL the Registered Shareholders must execute this Tender Form. All signatures must be witnessed by someone who is not a joint holder. A body corporate must either execute this Tender Form under seal, the seal being fixed and witnessed in accordance with its articles of association or other regulations, or otherwise validly execute and deliver this Tender Form as a deed. Proof of posting of any document is not proof of receipt of such document by the Receiving Agents.

The following suggestions are made to avoid delay and inconvenience:

1 *If the person named in Box [1] is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:*

Send this Tender Form by the quickest means (such as air mail) to the holder for execution. If he has executed a relevant power of attorney, this Tender Form should be signed by the attorney. In the latter case, the power of attorney (or a duly certified copy) must be lodged with this Tender Form for noting. No other signatures will be accepted.

2 *If the only shareholder named in Box [1] has died:*

If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been registered with the Company, this Tender Form must be executed by the personal representative(s) (or equivalent in any relevant jurisdiction) of the deceased. If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been granted but has/have not been registered with the Company, the personal representative(s) (or equivalent in any relevant jurisdiction) should execute this Tender Form and forward it to either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, with the share certificate(s) and/or other document(s) of title, and a copy of the probate or letters of administration (or equivalent in any relevant jurisdiction) must be lodged as soon as possible thereafter and, in any event, so as to arrive not later than Closing.

3 *If one or more of the joint holders named in Box [1] has died:*

This Tender Form is valid if executed by all the surviving holders and lodged with either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the death certificate, probate or letters of administration (or equivalent in any relevant jurisdiction) of the deceased holder.

4 *If your share certificate(s) is/are held by your stockbroker, bank or some other agent:*

(i) If your share certificate(s) and/or other document(s) of title is/are held by your bank or some other agent, complete this Tender Form and, if the share certificate(s) and/or other document(s) of title is/are readily available, deliver this completed Tender Form to your agent for lodging with either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the relevant share certificate(s) and/or other document(s) of title.

(ii) If the share certificate(s) and/or other document(s) of title is/are not readily available, you should complete this Tender Form and lodge it, together with a note of explanation, and arrange for the share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter and, in any event, so as to arrive by not later than Closing. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

5 *If any of your share certificates have been lost:*

Write to one of the Company's Share Transfer Agents, being the Receiving Agents at the relevant address on page 1 of this Tender Form, to request a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be returned, together with the Tender Form and any share certificate(s) available, to either of the Receiving Agents, Capita Registrars or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, by not later than Closing. Registrar's fees will be payable. Indemnities will only be accepted at the discretion of the Company. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

6 *If your full name or other particulars are different from those appearing on your share certificate(s) and/or other document(s) of title — e.g.:*

(i) incorrect name — complete and lodge this Tender Form with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the share certificate(s) and the person who has executed this Tender Form are one and the same;

(ii) incorrect address — write the correct address on this Tender Form; or

(iii) change of name — lodge your marriage certificate or the deed poll with this Tender Form for noting.

In this document the following definitions apply unless the context requires otherwise:

"Additional Shares"	up to a maximum of 10,416,666 Shares that might be acquired using unutilised funds from the JS Tender Offer
"Authorised Number of Shares"	10,416,666 Shares
"Business Day"	a day other than a Saturday or Sunday on which banks are open for business in Singapore and London
"CDP"	The Central Depository (Pte) Limited
"CDP Form of Election"	the form of election issued by CDP to Depositors for use by Depositors in connection with the Tender Offer
"Closing"	5:00 p.m. (local time in London or Singapore, as the case may be) on 18th September 2007
"Company" or "Jardine Matheson"	Jardine Matheson Holdings Limited, an exempted company incorporated in Bermuda with limited liability
"Depositor"	a person being a Depository Agent or a holder of a Securities Account
"Depository Agent"	an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others
"Directors" or "Board"	the directors of the Company
"Exchange Act"	the US Securities Exchange Act of 1934 (as amended)
"Excluded Countries"	Canada (other than the Province of Ontario), Japan, Malaysia and South Africa
"Jardine Matheson Group"	Jardine Matheson and its subsidiary undertakings and associates
"Jardine Matheson Share Schemes"	The share option plans adopted pursuant to the Jardine Matheson Employee Share Purchase Trust (1995)
"Jardine Strategic"	Jardine Strategic Holdings Limited
"JS Authorised Number of Shares"	17,857,142 Jardine Strategic ordinary shares of US¢5 each
"JS Tender Offer"	the tender offer being made by Jardine Matheson subject to the terms and conditions set out in the JS Tender Offer Document and its accompanying tender form

"JS Tender Offer Document"	the tender offer document dated 20th August 2007 issued by Jardine Matheson to shareholders of Jardine Strategic
"local time"	the local time in the United Kingdom or Singapore, as the case may be, unless otherwise stated
"London Stock Exchange"	London Stock Exchange plc
"pounds sterling"	the lawful currency of the United Kingdom
"Receiving Agents"	the Share Transfer Agents
"Registered Shareholders"	shareholders of the Company whose names are entered on Jardine Matheson's register of members
"SEC"	US Securities and Exchange Commission
"Securities Account"	a securities account maintained with CDP
"Share Transfer Agents"	Capita Registrars[1] and M & C Services Private Limited, the addresses of which are set out in paragraph 7 of the Letter from the Chairman contained in this Tender Offer Document
"Shares"	ordinary shares of US¢25 each in the capital of the Company
"Singapore Exchange"	Singapore Exchange Securities Trading Limited
"Strike Price"	the price at which Jardine Matheson agrees to purchase Shares under the Tender Offer
"Tender Form"	the tender form enclosed with this document for use by Registered Shareholders in connection with the Tender Offer
"Tender Offer"	the tender offer being made by Jardine Matheson subject to the terms and conditions set out in this document and in the accompanying Tender Form
"Tender Offers"	the Tender Offer and the JS Tender Offer
"Tender Offer Document"	this document
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the United Kingdom's Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

1 A trading name of Capita IRG Plc

"US dollars" or "US$" and "US cents" or "US¢"	the lawful currency of the United States
"US Holder"	as defined in Section 2 of Part II of this document

References to time in this document are to local time.

Expected timetable	2007
Tender Offer opens	20th August
Latest time and date by which CDP Forms of Election should be received by CDP (by hand or by post)	12:00 noon (Singapore time) on 14th September[1]
Latest time and date for receipt of Tender Forms by a Receiving Agent (by hand or by post)	5:00 p.m. (local time) on 18th September
Announcement of results of the Tender Offer	7:30 a.m. (Singapore time) on 19th September
Despatch of consideration for Tender Offer by Jardine Matheson	25th September[2]
Despatch of balance share certificates in respect of partially accepted tenders and share certificates for unsuccessful tenders	2nd October

If any of the above times and/or dates should change in any material respect, the revised times and/or dates will be notified to Registered Shareholders by an announcement through a regulatory information service (RIS) as defined in the listing rules of the UK Listing Authority and through SGXNET to the Singapore Exchange.

1 This date reflects the additional time period required to process the CDP Forms of Election and subsequently to tender the Shares to which they relate.

2 For investors holding Shares through CDP, this is the date on which the consideration for the Tender Offer will be despatched and CDP will credit the "Free Balance" of Depositors' Securities Accounts with balancing Shares in respect of partially accepted tenders and Shares not successfully tendered.

Jardine Matheson

Jardine Matheson Holdings Limited
Registered Office:
Jardine House
33-35 Reid Street
Hamilton, Bermuda

20th August 2007

To shareholders and, for information only, holders of options under the Jardine Matheson Share Schemes.

Dear shareholder,

Proposed Tender Offer

1 Introduction

The Company announced on 15th August 2007 its intention to return cash to shareholders through a tender offer for the repurchase of part of its outstanding share capital. This letter sets out the background to and reasons for the Tender Offer, provides details of the Tender Offer and informs shareholders of the action to be taken to tender Shares.

Under the Tender Offer, tenders are invited in the range of US$24.00 to US$25.00 per Share. The price range represents a premium of up to 10.6 per cent. over the closing price of the Shares on the Singapore Exchange on 14th August 2007 and a premium of up to 9.9 per cent. over the average closing price of the Shares on the Singapore Exchange for the five market days immediately prior to the announcement of the Tender Offer.

The Tender Offer will be for up to 10,416,666 Shares (being the Authorised Number of Shares representing approximately 1.7 per cent. of the Company's issued share capital) at a cost of up to US$250 million. Up to a further 10,416,666 Shares representing approximately 1.7 per cent. of the Company's issued share capital (being the Additional Shares) may be repurchased at a cost of up to US$250 million depending upon the outcome of the JS Tender Offer.

Jardine Matheson is simultaneously making a tender offer to purchase up to 17,857,142 shares in Jardine Strategic at a cost of up to US$250 million (being the JS Tender Offer). The repurchase of the Additional Shares in Jardine Matheson under the Tender Offer will be subject to the availability of funds that are not utilised by the Company to acquire Jardine Strategic shares under the JS Tender Offer to Jardine Strategic shareholders.

Jardine Matheson intends to pay out an aggregate total of up to US$500 million under the Tender Offers.

2 Background to and Reasons for the Tender Offer

As part of the strategic capital allocation within the Jardine Matheson Group, purchases or repurchases of shares in group companies are made when favourable stock market conditions arise. This policy enables the Jardine Matheson Group to concentrate its resources on its principal businesses, as well as enhancing earnings per share or net asset value per share.

Against this background, it is considered appropriate to make a tender offer to shareholders to repurchase Shares in the Company. The principal benefits of the Tender Offer are as follows:

- It gives shareholders the choice to sell Shares at a premium to the recent market price, free of commissions and dealing charges, or to increase their proportionate stake in the Company by retaining their holdings.

- It is expected to enhance earnings per Share and market adjusted net asset value per Share.

Jardine Matheson has no intention of making a further tender offer to shareholders at a price above the Strike Price in the year ahead.

3 Proposed Tender Offer

3.1 *Size of the Tender Offer*

At the Company's Annual General Meeting on 10th May 2007, shareholders gave the Directors authority to repurchase Jardine Matheson Shares representing less than 15 per cent. of the issued share capital of the Company at that date. As at 15th August 2007 (the latest practicable date prior to printing this document), no Shares have been repurchased under this authority. Under the Tender Offer, the Directors will use this authority to repurchase up to 10,416,666 Shares (representing approximately 1.7 per cent. of the Company's issued share capital). Up to a further 10,416,666 Shares (representing approximately 1.7 per cent. of the Company's issued share capital) may be repurchased depending upon the outcome of the JS Tender Offer.

3.2 *Features of the Tender Offer*

The principal features of the Tender Offer are as follows:

- Jardine Matheson will purchase up to the Authorised Number of Shares and such Additional Shares that might be tendered successfully at the Strike Price.

- Tenders must be made in US dollars. Shareholders can tender Shares for sale at different prices (expressed in whole cents per Share) within the range of US$24.00 to US$25.00 per Share.

- All Shares will be repurchased at the same price, the Strike Price. This will be the lowest price in whole cents per Share (between US$24.00 and US$25.00) that will allow Jardine Matheson to purchase the Authorised Number of Shares and such Additional Shares that might be tendered successfully or, if less than the Authorised Number of Shares is validly tendered, such lesser number of Shares as is validly tendered.

- Shareholders may tender Shares that are registered in their (or their nominees') names (or, in the case of Depositors, may tender, through CDP, Shares credited to their Securities Accounts) in two ways:

  (a) tenders may be made at specified prices (in US dollars), in which case they will only be accepted if the price at which the tender is made is at or below the Strike Price; or

  (b) tenders may be made at the Strike Price, being the price determined for the purchase of all Shares under the Tender Offer, in which case the shareholder will be treated as having tendered at the price at which the Strike Price is ultimately set.

- Tenders will be accepted in the following order:

  (a) first, tenders below the Strike Price will be accepted in full; and

  (b) second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by Jardine Matheson pursuant to the Tender Offer does not exceed the Authorised Number of Shares and, as appropriate, the Additional Number of Shares.

- Tenders above the Strike Price will be rejected.

- The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 18th September 2007.

- Tender Forms which have been duly completed and received by a Receiving Agent (as with CDP Forms of Election which have been duly completed and received by CDP) will be irrevocable.

- Shares will be purchased free of commissions and dealing charges.

- Successfully tendered Shares will be cancelled and will not rank for any dividends declared on or after the date of Closing. Accordingly, shareholders who are on the register of members of the Company on 31st August 2007, the record date for the interim dividend declared on 15th August 2007, will be entitled to receive the interim dividend on any Shares they tender successfully.

- Settlement of the consideration to which a shareholder is entitled will be made by cheque in the currency (US dollars or pounds sterling) in which the shareholder would normally receive dividends in respect of the relevant Shares. Depositors tendering their Shares through CDP will receive the consideration by cheque (or other method of payment) in US dollars.

The Tender Offer is available to all Registered Shareholders with registered addresses outside the Excluded Countries, being Canada (other than the Province of Ontario), Japan, Malaysia and South Africa. In addition, Depositors with Shares standing to the credit of their Securities Accounts may participate in the Tender Offer in respect of such Shares through CDP.

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part I of this document and on the Tender Form.

4 JS Tender Offer

Jardine Matheson has announced that it is to make the JS Tender Offer pursuant to which shareholders in Jardine Strategic are being invited to tender Jardine Strategic shares in the range of US$14.00 to US$14.50 per Jardine Strategic share representing a premium of up to 9.5 per cent. over the average closing price of the Jardine Strategic shares on the Singapore Exchange for the five market days immediately prior to the announcement of the JS Tender Offer. The Company is offering to acquire up to 17,857,142 Jardine Strategic shares pursuant to the JS Tender Offer representing 1.7 per cent. of its current issued share capital at a cost of up to US$250 million.

In addition, the Company has announced that it will acquire up to a further 17,857,142 Jardine Strategic shares under the JS Tender Offer representing 1.7 per cent. of its current issued share capital in the event that less than the Authorised Number of Shares are validly tendered under the Tender Offer to repurchase Jardine Matheson Shares thereby leaving surplus funds available.

5 Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda

The attention of shareholders who are not resident in the United Kingdom, Singapore or Bermuda is drawn to Section 2 of Part I of this document. It is the responsibility of all such shareholders to satisfy themselves as to the observance of any legal requirements in their jurisdiction, including, without limitation, any relevant requirements in relation to the ability of such shareholders to complete and return a Tender Form.

6 Tax

A guide to the general tax position of shareholders under UK law and HM Revenue & Customs practice, US law, Bermuda law and Singapore law is set out in Part II of this document. Shareholders should consult their professional advisers as to their tax position.

7 Action to be taken

7.1 *Registered Shareholders*

Registered Shareholders will find enclosed with this document a Tender Form. Shareholders who wish to tender some or all of the Shares registered in their name(s) should complete the Tender Form in accordance with the instructions printed on it and in Part I of this document and return it by post or by

hand, together with the share certificate(s) in respect of the Shares tendered, so as to be received by not later than 5:00 p.m. (local time) on 18th September 2007 (except as referred to below) with one of the following Receiving Agents:

United Kingdom

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Singapore

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown above.

7.2 *Shareholders holding through CDP*

Depositors with Shares standing to the credit of their Securities Account will receive from CDP with this document a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions in this document and on the CDP Form of Election and return it:

by hand to:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

by post to:

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 14th September 2007 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

If Depositors do not receive the CDP Form of Election or if they require further copies of the CDP Form of Election they may obtain them from CDP, any member company of the Singapore Exchange or M & C Services Private Limited.

8 Jardine Strategic

The Directors have been informed that Jardine Strategic has no present intention of tendering its Shares under the Tender Offer in respect of its holding of approximately 329 million Shares representing approximately 53 per cent. of the current issued share capital of Jardine Matheson. If the Authorised Number of Shares is repurchased, Jardine Strategic's shareholding in Jardine Matheson would increase to approximately 54 per cent. of the issued share capital of Jardine Matheson and, if all the Additional Shares are repurchased, Jardine Strategic's shareholding in Jardine Matheson would increase to approximately 55 per cent. of the issued share capital of Jardine Matheson.

9 Jardine Matheson Share Schemes

Arrangements are being made available to holders of share options under the Jardine Matheson Share Schemes that at Closing are vested at prices below the Strike Price to elect to have such vested options cancelled and to receive payment equivalent to the difference between the share option exercise price and the Strike Price. Holders of share options in respect of a total of 1,369,724 Shares will be in a position to participate in these arrangements. Such arrangements should allow holders of share

options to avoid the cost and risk of exercising their share options should the Tender Offer for whatever reason not proceed or should acceptance levels be scaled back under the terms of the Tender Offer.

10 Additional Information

On 15th August 2007, the Company announced its interim results for the six months ended 30th June 2007. The announcement contains an operational review of the Jardine Matheson Group businesses for the first half of 2007 and discusses the outlook for the remainder of the year, and can be found on the Company's website at www.jardines.com.

Shareholders who do not wish to sell any Shares under the Tender Offer do not need to take any action.

The Board is making no recommendation as to whether and at what price shareholders should tender all or any of their Shares in the Tender Offer. Shareholders are recommended to consult their duly authorised independent advisers in making their decision.

Yours sincerely
Henry Keswick
Chairman

Registered Shareholders (other than those from Excluded Countries) are hereby invited to tender Shares for purchase by the Company, on the terms and subject to the conditions set out in this Tender Offer Document and in the accompanying Tender Form.

1 Terms and conditions of the Tender Offer

1.1 Shares purchased by the Company will not exceed 20,833,332 Shares.

1.2 Shares may be tendered under the Tender Offer at any price (expressed in whole cents per Share) within the price range of US$24.00 to US$25.00 per Share. Shareholders may split their holdings so as to tender Shares at different prices (expressed in whole cents per Share within such range) although each Share may only be tendered once and at only one price. Tenders may also be made at the Strike Price, in which case shareholders will be treated as having tendered at the price at which the Strike Price is ultimately set.

1.3 The Tender Offer is available to Registered Shareholders with registered addresses outside the Excluded Countries and to Depositors with Shares standing to the credit of their Securities Accounts, who may participate in the Tender Offer in respect of such Shares through CDP.

1.4 Tender Forms which have been, or are deemed to be, duly completed and are received by a Receiving Agent will be irrevocable. CDP Forms of Election which have been, or are deemed to be, duly completed and are received by CDP will be irrevocable. By completing a Tender Form, shareholders agree, as a collateral contract with the Company, which will become binding when the Tender Form is lodged in accordance with its terms, in consideration of the Company agreeing that while the Tender Offer remains open for acceptance the Company will not purchase any Shares at prices above the price range for the Tender Offer, that their tenders are irrevocable in accordance with the terms of the Tender Offer.

1.5 All or any part of a holding of Shares may be tendered. Shares successfully tendered will be sold to the Company, fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends declared on or after Closing).

1.6 All tenders by Registered Shareholders must be made on the Tender Form duly completed in accordance with the instructions set out on the Tender Form (which constitute part of the terms of the Tender Offer). A tender may be rejected as invalid if the procedures contained in this Tender Offer Document and on the Tender Form are not complied with. The Tender Offer and all tenders will be governed by and construed in accordance with English law. Delivery of a Tender Form will constitute submission to the jurisdiction of the English courts.

1.7 The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 18th September 2007 and no tenders received after that time will be accepted.

1.8 It is expected that the results of the Tender Offer including, if applicable, (i) the Additional Shares to be repurchased or (ii) the extent to which tenders at the Strike Price will be scaled back, will be announced by 7:30 a.m. (Singapore time) on 19th September 2007. The Tender Offer results announcement will constitute acceptance by the Company of successful tenders.

1.9 All documents and remittances sent by or to shareholders will be sent at their own risk. If the Tender Offer lapses, certificates and other documents of title will be returned to shareholders by post not later than ten Business Days after the date of such lapse. It should be noted that under CDP's procedures, by submitting the CDP Form of Election to CDP, Depositors will authorise CDP to take such action as CDP shall deem appropriate or necessary to prevent any trading of the Shares tendered through CDP during the period commencing on the date of receipt by CDP of the CDP Form of Election and ending on the date of the settlement of the consideration for such

Shares or (as the case may be) the date on which the tender is rejected, including, without limitation, marking the Shares "Available Balance" or transferring the relevant number of Shares from the Depositor's Securities Account to a suspense account. In the event of a tender through CDP being rejected, the relevant number of Shares tendered through CDP will be transferred to the "Free Balance" of the Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

1.10 If part only of a holding of Shares is successfully tendered pursuant to the Tender Offer, the relevant shareholder will be entitled to receive a balance certificate in respect of the unsold Shares which will be sent by post not later than ten Business Days from Closing. In the event of a tender through CDP being partially successful, the number of unsold Shares tendered through CDP will be transferred to the "Free Balance" of the relevant Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

1.11 Tenders must be made in US dollars.

1.12 All successfully tendered Shares will be purchased by the Company at the Strike Price.

1.13 The Strike Price will be the lowest price per Share (between US$24.00 and US$25.00) that will allow the purchase of the Authorised Number of Shares (and the Additional Shares, as appropriate) or, if less than the Authorised Number of Shares is validly tendered, the total number of Shares validly tendered under the Tender Offer. In the event that no valid tenders in the price range are received, the Strike Price will be set at US$24.00 per Share.

1.14 Shares tendered will be accepted (subject to paragraph 1.15 below) in the following order:

1.14.1 first, tenders below the Strike Price will be accepted in full; and

1.14.2 second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by the Company pursuant to the Tender Offer does not exceed the Authorised Number of Shares (and the Additional Shares, as appropriate).

The decision of the Company as to the treatment of fractions arising from any scaling back shall be conclusive and binding on all shareholders.

It should be noted that in the case of Depositors who have Shares standing to the credit of their Securities Accounts, the Shares tendered by each Depositor participating in the Tender Offer through CDP, under CDP's procedures, will also be accepted in the order set out above.

1.15 All questions as to the number of Shares tendered, the price to be paid therefor, or any alteration of such price in accordance with the terms contained herein, and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of the Company, be unlawful. The Company also reserves the absolute right to waive any of the terms or conditions of the Tender Offer either generally or in a particular case and any defect or irregularity in the tender of any particular Shares or any particular holder thereof. A tender of Shares may be rejected as invalid unless all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be despatched until after the Tender Form is complete in all respects and the share certificates and/or other document(s) of title satisfactory to the Company

have been received. None of Jardine Matheson, either Receiving Agent or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

1.16 Shares will be purchased under the Tender Offer free of commissions and dealing charges.

1.17 The failure of any person to receive a copy of this Tender Offer Document, the Tender Form or the CDP Form of Election shall not invalidate any aspect of the Tender Offer.

1.18 The Company reserves the right, subject to applicable law and regulatory requirements, to amend the price range set out above, depending upon market conditions and/or other factors. In the event of such amendment (which shall not, for the avoidance of doubt, include an alteration of the Authorised Number of Shares or Additional Shares within the limits set out in the definitions thereof contained in this Tender Offer Document), a supplementary circular and new tender forms will be despatched to shareholders. The Company reserves the right not to proceed with the Tender Offer if the Directors notify it that they have concluded that implementation of the Tender Offer is no longer in the best interests of the Company and/or shareholders as a whole. These rights may only be exercised prior to the making of the Tender Offer results announcement referred to in paragraph 1.8 above.

2 Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda

2.1 The making of the Tender Offer in, or to persons resident in or who are citizens, residents or nationals of, jurisdictions outside the United Kingdom, Singapore and Bermuda may be affected by the laws of the relevant jurisdiction. Shareholders who are not resident in the United Kingdom, Singapore or Bermuda, or who are citizens, residents or nationals of countries outside the United Kingdom, Singapore and Bermuda, should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to take up the Tender Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and Jardine Matheson and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes such person may be required to pay. US Holders should refer to Section 2 of Part II of this document.

2.2 In particular, the Tender Offer is not being made directly or indirectly in or into the Excluded Countries and the Tender Offer cannot be accepted from within the Excluded Countries. Accordingly, copies of this document, the Tender Form and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from the Excluded Countries, including to shareholders with registered addresses in the Excluded Countries or to persons who are custodians, nominees or trustees holding Shares for persons in the Excluded Countries. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from the Excluded Countries as so doing will render invalid any related purported acceptance of the Tender Offer. Envelopes containing any Tender Form should not be postmarked in the Excluded Countries or otherwise despatched from the Excluded Countries and all accepting shareholders must provide addresses outside the Excluded Countries for the remittance of payment or return of any documents.

2.3 If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Form or any related documents in, into or from the Excluded Countries, such person should:

2.3.1 inform the recipient of such fact;

2.3.2 explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

2.3.3 draw the attention of the recipient to this paragraph.

2.4 The provisions in paragraphs 2.1 to 2.3 above and/or any other terms of the Tender Offer relating to shareholders who are not resident in the United Kingdom, Singapore or Bermuda may be waived, varied or modified as regards a specific shareholder or on a general basis by the Company in its absolute discretion. Subject to this, the provisions in paragraphs 2.1 to 2.3 above supersede any terms of the Tender Offer inconsistent therewith. References to a shareholder shall include references to the persons executing a Tender Form and in the event of more than one person executing a Tender Form, the provisions in paragraphs 2.1 to 2.3 above shall apply to them jointly and severally.

Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

3 Procedure for tendering

To tender Shares, shareholders must complete and return the Tender Form in accordance with the instructions in this document and the instructions printed on the Tender Form. Depositors who wish to participate in the Tender Offer through CDP in respect of Shares standing to the credit of their Securities Accounts must complete and return the CDP Form of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Form of Election. The following instructions should be read together with the notes on the Tender Form or, as applicable, the CDP Form of Election.

3.1 *Tender of Shares by Registered Shareholders*

3.1.1 *Completion of Tender Form(s)*

To tender Shares, you must complete Boxes 1 and 2 (and, if applicable, Box 3) and sign Box 4 of the accompanying Tender Form in accordance with the instructions printed on it.

3.1.2 *Return of the Tender Form(s)*

The completed and signed Tender Form(s) must be sent to a Receiving Agent as set out below. The Tender Form(s) should also be accompanied by your share certificate(s) and/or other documents of title. Documents should be sent either by post or by hand so as to be received by not later than 5:00 p.m. (local time) on 18th September 2007 with one of the following Receiving Agents:

United Kingdom

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Singapore

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

No tender received after the relevant time stated above will be accepted. Any Tender Form received in an envelope postmarked in the Excluded Countries or otherwise appearing to the Company or its agents to have been sent from any of these jurisdictions may be rejected as an invalid tender.

Duly completed and signed Tender Forms sent by the means set out above and received by the prescribed time will be treated as signed and as tenders of Shares in accordance with the terms and conditions of the Tender Offer.

No acknowledgement of receipt of documents will be given.

3.1.3 *Lost Share Certificates and Documents of Title*
If you have lost your share certificate(s) and/or other document(s) of title, you should write to one of the Share Transfer Agents for a letter of indemnity in respect of the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned either by post or by hand, so as to arrive not later than Closing. Registrar's fees will be payable.

3.1.4 *Additional Tender Forms*
If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown in paragraph 3.1.2 above.

3.2 *Tender of Shares by shareholders holding through CDP*

3.2.1 *Completion and return of the CDP Form of Election*
It should be noted that, in accordance with CDP's procedures, Depositors with Shares standing to the credit of their Securities Account will receive from CDP a copy of this document together with a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Form of Election and return it:

by hand to:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

by post to:

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 14th September 2007 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

3.2.2 *Additional CDP Forms of Election*
Depositors who do not receive the CDP Form of Election or who require further copies of the CDP Form of Election may obtain them from CDP, any member company of the Singapore Exchange or M & C Services Private Limited.

4 Effect of tender by Registered Shareholders

Each Registered Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with Jardine Matheson (so as to bind him, his personal representatives, heirs, successors and assigns) that:

4.1 the execution of the Tender Form shall constitute an offer to sell to Jardine Matheson such number of Shares as are inserted in Box 2 of the Tender Form or deemed to be tendered (or such lesser number of Shares as is accepted for purchase pursuant to the Tender Offer), in each case, on and subject to the terms and conditions set out or referred to in this Tender Offer Document and the Tender Form and that, once lodged, such tender shall be irrevocable;

4.2 such Registered Shareholder has full power and authority to tender, sell, assign or transfer the Shares in respect of which the Registered Shareholder's offer is accepted (together with all rights attaching thereto) fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature;

4.3 the execution of the Tender Form will constitute the irrevocable appointment of any Director or officer of the Company as such Registered Shareholder's attorney and/or agent (**"attorney"**), and an irrevocable instruction to the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Shares referred to in sub-paragraph 4.1 above in favour of Jardine Matheson or such other person or persons as Jardine Matheson may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or other document(s) relating to such Shares, for registration within six months of the date of Closing of the Tender Offer and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in the Company or its nominee(s) or such other person(s) as the Company may direct such Shares;

4.4 such Registered Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by the Company or any of its Directors or officers or any person nominated by the Company in the proper exercise of its or his or her powers and/or authorities hereunder;

4.5 such Registered Shareholder will deliver to the Receiving Agent their share certificate(s) and/or other document(s) of title in respect of the Shares referred to in sub-paragraph 4.1 above, or an indemnity acceptable to the Company in lieu thereof, or will procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, no later than Closing;

4.6 the provisions of the Tender Form shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

4.7 such Registered Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by the Company to be desirable, in each case to complete the purchase of the Shares and/or to perfect any of the authorities expressed to be given hereunder;

4.8 such Registered Shareholder, if resident in or a citizen of a jurisdiction outside the United Kingdom, Singapore or Bermuda, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to such shareholder under the laws of the relevant jurisdiction;

4.9 such Registered Shareholder has not received or sent copies or originals of this document, the Tender Form or any related documents in, into or from the Excluded Countries, the Tender Form has not been mailed or otherwise sent in, into or from the Excluded Countries, and such shareholder is accepting the Tender Offer from outside the Excluded Countries;

4.10 on execution the Tender Form takes effect as a deed; and

4.11 the execution of the Tender Form constitutes such Registered Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer or the Tender Form.

A reference in paragraphs 4.1 to 4.11 above to a Registered Shareholder includes a reference to the person or persons executing the Tender Form and, in the event of more than one person executing a Tender Form, the provisions of paragraphs 4.1 to 4.11 above will apply to them jointly and severally.

5 Effect of tender by shareholders holding through CDP

Each Depositor by whom, or on whose behalf, a CDP Form of Election is executed will provide certain undertakings, representations and warranties as set out in the CDP Form of Election.

6 Settlement

6.1 Registered Shareholders

Settlement of the consideration to which any Registered Shareholder is entitled pursuant to tenders accepted by Jardine Matheson will be made by the despatch of cheques by first class post on 25th September 2007, at the risk of the person(s) entitled thereto. All cash payments will be made to Registered Shareholders by cheque in the currency (US dollars or pounds sterling) in which the relevant Registered Shareholder would receive dividends on the Shares repurchased by Jardine Matheson from such Registered Shareholder. Where Registered Shareholders are to receive payments in pounds sterling, the rate of exchange applied to convert the relevant US dollar amount into pounds sterling will be the rate prevailing on the first Business Day after Closing. Shareholders should be aware that relevant exchange rates that are prevailing at the date on which a tender is made and on the dates of any exchange transaction and/or despatch and/or receipt of cheques may be different. In all cases, fluctuations in relevant exchange rates are at the risk of the tendering shareholders. Neither Jardine Matheson, nor any of its advisers or agents shall have any responsibility with respect to the actual amount of cash consideration payable other than in US dollars.

6.2 Shareholders holding through CDP

Settlement of the consideration to which any Depositor is entitled pursuant to tenders made through CDP, complete in all respects and accepted, will be made by the despatch of cheques by ordinary post and at the risk of the Depositor, to the Depositor's mailing address registered with CDP within five market days after Closing. The Company reserves the right to make settlement of the consideration by other modes of payment. All payments to Depositors will be made in US dollars.

1 United Kingdom taxation

The following comments are intended only as a general guide to certain aspects of current UK law and HM Revenue & Customs' practice, and do not constitute tax advice. They are of a general nature and only apply to shareholders who hold their Shares as an investment. They do not address the position of certain types of shareholders such as dealers in securities. Shareholders who are subject to tax in a jurisdiction other than the UK or who are in any doubt as to the potential tax consequences of selling their Shares are strongly recommended to consult their own independent professional advisers before making any such sales.

Based on the Company's understanding of the treatment of the repurchase of Shares under Bermuda law, a shareholder who sells Shares in the Tender Offer should be treated, for the purposes of UK taxation, as receiving capital rather than income. Accordingly, any such shareholder who is UK resident or ordinarily resident may, depending on his or her personal circumstances, be subject to capital gains tax (or, in the case of a corporate shareholder, corporation tax on chargeable gains) in respect of any gain arising on such sale. Shareholders who are neither resident nor ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) to which their shares are attributable will not be liable for UK tax on capital gains on the disposal of Shares, save that shareholders who are individuals and who return to the UK after a period of temporary non-residence lasting for a period of less than five years may be subject to UK tax on capital gains on the disposal of Shares as if, broadly, the disposal was made in the course of such shareholder's year of return to the UK.

If a Shareholder sells part only of his or her holding of Shares in the Tender Offer and receives cash which is "small" in comparison with the value of his or her Shares, that Shareholder will not be treated as having disposed of the Shares in respect of which the cash was received. Instead, the cash received will be treated as a deduction from the base cost of the Shares retained (but not so as to reduce that base cost below nil). Under the current practice of HM Revenue & Customs, any cash payment of £3000 or less or which represents 5 per cent. or less of the market value of a shareholder's holding of Shares will generally be treated as small for these purposes.

Where it is necessary, in order to compute any chargeable gain arising on a part disposal of a holding of Shares, to apportion base cost as between the part disposed of and the part retained, that apportionment is to be made by reference to the respective market values at the time of disposal.

The attention of Shareholders is also drawn to the provisions of section 703 of the Income and Corporation Taxes Act 1988 ("**ICTA**"). This provision could apply to any Shareholder who sells his or her Shares in the Tender Offer with the object, or one of the main objects, of that sale being to enable advantages in relation to UK taxation to be obtained. If HM Revenue & Customs serve a notice on such a Shareholder the result of section 703 ICTA could be to counteract any such UK tax advantages obtained or obtainable by that Shareholder. The Company has not applied for clearance in this regard under section 707 ICTA and Shareholders who consider they may be affected are advised to take their own appropriate professional advice.

Shareholders should not be required to pay UK stamp duty or stamp duty reserve tax as a result of the disposal of Shares under the Tender Offer.

2 Certain US Federal income tax considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR

MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of certain material US federal income tax consequences of the disposition of Shares by a US Holder (as defined below) pursuant to the Tender Offer. This summary deals only with US Holders that hold the Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, holders who received Shares as compensation for the performance of services or investors whose functional currency is not the US dollar).

As used herein, the term "**US Holder**" means a beneficial owner of Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States for US federal income tax purposes, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership that holds Shares will depend on the status of the partner and the activities of the partnership. Holders that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the tender of Shares by the partnership.

The summary assumes that the Company is not and has not at any time been a passive foreign investment company (a "**PFIC**") for US federal income tax purposes. Since the Company has not determined whether it is a PFIC and does not intend to do so, persons subject to US federal income tax should consider carefully the special considerations described below under "Passive Foreign Investment Company Considerations". The Company's status as a PFIC would subject US Holders to adverse US federal income tax consequences as referred to in Section 2(d) below.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

(a) *Characterisation of amounts received pursuant to the Tender Offer*

For US federal income tax purposes, any amount received by a US Holder pursuant to the Tender Offer will be treated as a distribution of property from the Company unless, under the rules described below, the amount is characterised as proceeds of a sale of the Shares.

The amount received by a US Holder will be treated as proceeds of a sale of the Shares if (i) the Tender Offer completely terminates the US Holder's interest in the Company or (ii) the distribution is "substantially disproportionate" with respect to the US Holder. The Tender Offer will completely terminate a US Holder's interest in the Company if the Company purchases all of the Shares owned (directly or indirectly) by the US Holder. The distribution will be "substantially disproportionate" if it reduces the US Holder's equity interest in the Company by more than 20 per cent. This equity interest is computed as a percentage of the outstanding Shares before and after the Tender Offer. The reduction in percentage equity for a particular US Holder will depend on the total number of Shares cancelled pursuant to the Tender Offer.

US Holders that do not satisfy this 20 per cent. test, but whose relative ownership interest in the Company is "minimal" and do not exercise control over the affairs of the Company may still be entitled to sale treatment, provided the Tender Offer results in a "meaningful reduction" of the US Holder's proportionate interest in the Company. There is limited guidance on what constitutes a minimal ownership interest or a meaningful reduction for this purpose, but it is likely that any reduction in interest will constitute a meaningful reduction if the US Holder owns less than one per cent. of the Company before the Tender Offer.

In determining whether there has been a complete termination of interest, a substantially disproportionate distribution, or a meaningful reduction in interest, a US Holder must take into account both Shares actually owned by the US Holder and Shares owned by certain persons related to the US Holder. US Holders should consult with their tax advisers regarding the application of these rules to their own situation.

(b) *Sale or exchange treatment*

Subject to the PFIC rules discussed below, if the amount received pursuant to the Tender Offer is treated as sale proceeds, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised and the US Holder's adjusted tax basis in the tendered Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the tendered Shares exceeds one year. Any gain or loss will generally be US source.

(c) *Dividend treatment*

Subject to the PFIC rules discussed below, if the amount received pursuant to the Tender Offer is not treated as sale proceeds, the amount will be treated as a distribution of property by the Company. Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Dividends in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Shares and thereafter as capital gain. The US Holder's basis in any Shares that are tendered, after reduction to reflect any non-taxable return of capital, will be added to the basis of the US Holder's remaining Shares in the Company.

(d) *Passive Foreign Investment Company Considerations*

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through rules," either (i) at least 75 per cent. of its gross income is "passive income" or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

Under the PFIC rules, a US Holder will generally be subject to special rules with respect to (i) any "excess distribution" (generally, any distributions received by the US Holder on the Shares in a taxable year that are greater than 125 per cent. of the average annual distributions received by the US Holder in the three preceding taxable years or, if shorter, the US Holder's holding period for the Shares) and

(ii) any gain realised on the sale or other disposition of Shares. Under these rules (a) the excess distribution or gain will be allocated rateably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. A US Holder will generally be subject to similar rules with respect to distributions to the Company by, and dispositions by the Company of the stock of, any direct or indirect subsidiaries of the Company that are also PFICs.

US Holders can avoid the interest charge by making a mark to market election with respect to the Shares, provided that the Shares are "marketable". Shares will be marketable if they are regularly traded on certain US stock exchanges, or on a foreign stock exchange if (i) the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located; (ii) the foreign exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market, and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading of listed stocks. For these purposes, the Shares will be considered regularly traded during any calendar year during which they are traded, other than in *de minimis* quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A US Holder that makes a mark to market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Shares at the close of the taxable year over the US Holder's adjusted basis in the Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the US Holder's adjusted basis in the Shares over the fair market value of the Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Gains from an actual sale or other disposition of the Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Shares will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the Shares cease to be marketable. If the Company is a PFIC for any year in which the US Holder owns the Shares but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognised in the year the election is made.

A US Holder must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

(e) *Backup withholding and information reporting*

Payments of proceeds of the Tender Offer by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

3 Bermuda taxation

The following is a summary of the tax implications under Bermuda law arising in relation to the Tender Offer.

The Company is an exempted company incorporated in Bermuda. Under present Bermuda law, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or dividends or on any capital asset, gain or appreciation will be payable by an exempted company, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to the Shares held by non-residents of Bermuda. Furthermore, the Company has received from the Minister of Finance an assurance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda as amended, that in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, no such taxes shall be so applicable to the Company or any of its operations. This assurance has been obtained by the Company for a period ending 28th March 2016. There is no stamp duty or other transfer tax imposed, under Bermuda law, on the sale or transfer of Shares in the Company. Therefore, a non-resident shareholder who sells Shares under the Tender Offer will not be subject to any gains, transfer tax or stamp duty upon the sale under Bermuda law.

4 Singapore taxation

The discussion below is not intended to constitute a complete analysis of all Singapore tax consequences relating to the sale of Shares and does not constitute tax advice. The discussion is of a general nature and shareholders should consult their own tax advisers concerning the consequences of their particular situations. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this document. The laws, regulations and interpretations, however, may change at any time.

A shareholder who sells Shares in the Tender Offer should be treated, for the purposes of Singapore taxation, as though the shareholder has sold them in the normal way to a third party. Singapore does not impose capital gains tax on sales of Shares. However, gains or profits arising from the disposal of the Shares may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

For Shares which are sold in the Tender Offer through the scripless settlement system of CDP or which are not registered on the Singapore branch register of members of the Company, no stamp duty is payable in Singapore on the purchase of Shares by the Company for cancellation. Stamp duty at the rate of 0.2 per cent., of the purchase price or the market value of the Shares (whichever is higher) may be payable on the purchase of Shares which are registered on the Singapore branch register of members of the Company and which are not sold through the scripless settlement system of CDP. The purchaser is liable for such stamp duty, unless there is an agreement to the contrary. No stamp duty is payable if no instrument of transfer is executed or the instrument of transfer is executed outside Singapore. However, stamp duty may be payable if the instrument of transfer which is executed outside Singapore is received in Singapore.

PART III — ADDITIONAL INFORMATION

1 Additional information

1.1 J.P. Morgan Securities Inc. is acting as dealer manager for the Company in respect of the Tender Offer in the United States.

1.2 Jardine Matheson is a foreign private issuer, as defined in Exchange Act Rule 3b-4(c), and is exempt from registering its securities pursuant to Exchange Act Rule 12g3-2(b).

1.3 The right to tender Shares is being made available by Jardine Matheson to holders of Shares in the United States. The right to tender Shares is not being made available to holders of Shares in any jurisdiction in the United States in which the making of the Tender Offer or the right to tender Shares would not be in compliance with the laws of such jurisdiction.

1.4 In accordance with normal UK practice, JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will continue to engage in ordinary course market-making and trading activities with respect to the Shares. JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd. and their affiliates will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 4th April 2007.

2 Further information

The Company has agreed to pay to Depository Agents an administration fee in an amount of 0.025 per cent. of the aggregate Strike Price of Shares validly tendered and accepted pursuant to the Tender Offer in respect of CDP Forms of Election submitted by each such Depository Agent. In addition, the Company has agreed to pay J.P. Morgan Securities (Asia Pacific) Limited 0.5 per cent. of the aggregate amount paid to shareholders under the Tender Offers if such amount is less than or equal to US$250 million; or, if the aggregate amount paid to shareholders under the Tender Offers is greater than US$250 million, 0.5 per cent. of US$250 million plus 0.25 per cent. of any amount paid in excess of US$250 million.

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